ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

ArcelorMittal is the world’s largest and most global steel producer, with an annual production capacity of over 130 million tonnes of crude steel in 2007. ArcelorMittal had sales of $105.2 billion and steel shipments of 109.7 million tonnes for the year ended December 31, 2007. ArcelorMittal has steel-making operations in 20 countries on four continents, including 65 integrated, mini-mill and integrated mini-mill steel-making facilities. ArcelorMittal is the largest steel producer in North and South America, Europe and Africa, the second largest steel producer in the CIS and has a growing presence in Asia, particularly in China. As of December 31, 2007, ArcelorMittal had approximately 311,000 employees.

In 2006, our predecessor company Mittal Steel increased its size significantly by acquiring Arcelor, which, at the time of its acquisition, was the world’s second-largest steel producer by production volume. On a pro forma basis after giving effect to its acquisition of Arcelor as if the acquisition occurred on January 1, 2006, Mittal Steel had sales of $88.6 billion and steel shipments of 110.5 million tonnes for the year ended December 31, 2006.

ArcelorMittal produces a broad range of high-quality finished and semi-finished steel products. Specifically, ArcelorMittal produces flat products, including sheet and plate, long products, including bars, rods and structural shapes, and stainless steel products. ArcelorMittal also produces pipes and tubes for various applications. ArcelorMittal sells its products primarily in local markets and through its centralized marketing organization to a diverse range of customers in approximately 170 countries, including the automotive, appliance, engineering, construction and machinery industries.

Key Factors Affecting Results of Operations

The steel industry has historically been highly cyclical and is affected significantly by general economic conditions, such as worldwide production capacity and fluctuations in steel imports/exports and tariffs. Uptrends and downtrends may become less pronounced as the steel industry consolidates. The steel industry has experienced a cyclical uptrend in recent years, including the 2005-2007 period under review, primarily driven by the continued increase in Chinese production and Chinese and emerging market consumption of steel products. While blunted somewhat by recent economic uncertainty, this trend, combined with the growing upward pressure on the costs of key production inputs, primarily metals, energy, and transportation and logistics, presents an increasing challenge for steel producers. The key drivers for maintaining a competitive position and positive financial performance in this challenging environment are product differentiation, vertical integration, geographic diversification, customer service, and cost reduction.

ArcelorMittal’s revenues are predominantly derived from the sale of flat steel products, long steel products and stainless steel products. Prices of steel products, in general, are sensitive to changes in worldwide and local demand, which in turn are affected by worldwide and country-specific economic conditions and to available production capacity. Unlike other commodities, steel is not completely fungible due to wide differences in shape, chemical composition, quality, specifications and application, all of which impact prices. Accordingly, there is very limited exchange trading of steel or uniform pricing. Commodity spot prices may vary, and, therefore, export sales revenue fluctuates as a function of worldwide balance of supply and demand conditions at the time such sales are made.

Although steel prices typically follow trends in raw material prices, the percentage changes may not be proportional, and price increases in steel may lag price increases in production costs. Increases in production costs are driven by supply-demand dynamics and demand from alternative markets. Steel price surcharges are often implemented on contracted steel prices to recover increases in input costs. However, spot market steel prices and short-term contracts are driven by market prices.

Economic Environment

Despite the sharp tightening in credit conditions starting in August 2007, the global economy recorded strong growth in 2007, with worldwide gross domestic product (“GDP”) increasing 3.8% in real terms1; as growth in the emerging markets recorded the highest rate of economic growth for at least a decade. This increase was due to rapid growth in Asia excluding Japan (8%), particularly in China and India, which grew by 11.4% and 8.5%, respectively, as well as in South America and Central and Eastern Europe. The recovery in the European Union continued in 2007 with growth of 2.9% after five years of relatively slow growth. Economic growth in the United States began to slow during the second half of 2006 as a tightening monetary policy began to take effect and was negatively affected by the credit crisis in the second half of 2007. The United States experienced only 2.2% real GDP growth in 2007, down from 2.9% in 2006.

High oil and natural gas prices continued to benefit the major oil- and natural gas-exporting countries of the Commonwealth of Independent States (the “CIS”) and the Middle East, while high commodity prices supported growth in both Africa and Latin America. Eastern Europe benefited from the recovery in Western Europe which lifted exports into the region.

Global manufacturing output increased a relatively strong 4% during 2007, buoyed by robust investment and an increase in global trade. This was down from 2006 (4.7%), the best year since 2000, as output growth weakened in the more mature economies of the United States, Japan and Western Europe. Production growth was particularly strong in non-OECD economies, rising 8.75% in 2007, the second highest growth rate of the previous two decades.

This economic growth, and with it the continuous growth in capital spending, led to strong worldwide steel demand, especially in developing countries, which account for two-thirds of global steel consumption.

Steel Production

In 2007, world crude steel production increased 7.2% to 1.32 billion tonnes, as compared with 1.23 billion tonnes in 20062. This total represented the highest level of crude steel production in history, but the growth rate slowed from 8.3% over the previous five years and from over 10% in 2006. The increase in production in 2007 was again primarily led by China, which despite slowing growth rates through the year increased production by 62.5 million tonnes, or 15%, to 487.6 million tonnes. Steel production in 2007 increased 1.7% to 210 million tonnes in the European Union, by 6.5% to 48.3 million tonnes in South America and by 3.8% to 124.4 million tonnes in the CIS. However, steel production fell in the United States by 1.3% to 97.2 million tonnes and rose by only 0.3% in North America, to 131 million tonnes.

Trade and Import Competition

Import competition continued to increase in the European Union, as the import penetration ratio (imports/market supply) reached almost 20% during 2007, from 16% in 2006, which itself showed an increase over 2005. The rapid increase in imports outstripped increases in demand, causing temporary over-supply and affecting the steel pricing environment.

Historically, imports have played a significant role in the United States. Total finished imports reached a historic record of approximately 33 million tonnes in 2006 leading to an import penetration ratio of approximately 27%. However, apparent steel demand in the United States contracted in 2007, as problems in residential construction, automotive and significant de-stocking affected steel prices. Finished steel imports of approximately 24.5 million tonnes in 2007 (import penetration ratio of approximately 23%), represented a decline of 25% over 2006.

1	GDP and Industrial production estimates sourced from Global Insight (February 14, 2008)
2	Source: International Iron and Steel Institute

Consolidation in the Steel Industry

The steel industry has experienced a consolidation trend in recent years, which continued in 2007.

Apart from Mittal Steel’s acquisition of Arcelor in 2006 and their merger in 2007, the other notable merger of 2007 was that of Tata Steel and Corus (itself the result of a merger between British Steel and Hoogovens in 2002). In Eastern Europe, U.S. Steel’s acquisitions in Slovakia and Serbia continued the trend of industry consolidation. Additional merger and acquisition activity between companies of smaller size continues to take place.

Steel industry consolidation is also expected to take place in China. The government of China has publicly stated that it expects consolidation in the Chinese steel industry and that it expects the top ten Chinese steel producers eventually to account for 50% of national production. The Chinese government has also announced the rationalization of steel production using obsolete technology such as open-hearth furnaces.

Recent and expected future industry consolidation should foster the ability of steel producers, and the steel industry generally, to maintain more consistent performance through steel cycles by achieving greater efficiency and economies of scale. Moreover, steel-industry consolidation should result in fewer duplicate investments, both nationally and internationally, helping to make less likely a re-emergence of the chronic overcapacity that plagued the industry during the 1973 to 2000 period. In addition, consolidation among steel producers provides increased bargaining power with both suppliers and customers. This wave of consolidation has followed the lead of the industry’s suppliers, where, for example, there are only three primary iron-ore suppliers, and scrap suppliers are beginning to form larger and stronger groups, such as the Sims-Neu merger, in order to maintain a stronger bargaining position with steel producers. This “upstream” consolidation would continue further if iron ore producer BHP Billiton is successful in its offer for Rio Tinto, two of the largest iron ore producers in the world.

Raw Materials

ArcelorMittal consumes large amounts of raw materials. Its primary raw material inputs are iron ore, solid fuels, metallics, alloys, electricity, natural gas and base metals. The increased global demand for steel, primarily as a result of the continuous strong demand from China and developing countries has resulted in significant upward price pressure for these raw materials during the period under review. While the impact on costs is partially mitigated by its ownership of various mining assets and strategic contracts, sharp cost increases nonetheless adversely affected its results for 2007.

Iron Ore

Seaborne iron ore prices increased by 9.5% in 2007 as compared to 2006 due to moderate strength in the seaborne ore market. This increase was in addition to a 19% price increase in 2006 and a 71.5% price increase in 2005. The 2007 price settlement was reached at an early stage in December 2006, reflecting market conditions at the time. During 2007, supply continued to tighten, which was reflected in an unprecedented price escalation in the iron ore spot market in China of 240% on a year-on-year basis. Nevertheless, ArcelorMittal was able to secure its 2007 requirements from its portfolio of captive sources and long-term contracts based on benchmark prices.

Benchmark iron ore prices for 2008 have been concluded with Vale, following its iron ore fines price negotiations for 2008 with Nippon Steel and Posco, the largest Japanese and Korean steelmakers. As an outcome of these negotiations, the iron ore prices for Southern System fines (SSF), FOB Tubarão, increased by 65% relative to 2007. At the same time, prices for Carajas iron ore fines (SFCJ) were settled with a premium of $0.0619 per dmtu Fe unit over 2007 prices. Therefore, the new reference prices per dmtu Fe unit for 2008 in Europe are $1.3440 for SSF and $1.4060 for SFCJ.

On March 7, 2008, the Brazilian mining company Vale, the world’s largest iron ore producer, announced that it had agreed with ArcelorMittal to price increases of 65 percent for iron ore, as well as a premium for higher-quality Carajas ore, in line with price increases agreed with other steel makers. The magnitude of the price increase for 2008 reflects the continuity of very tight conditions prevailing in the global iron ore market.

The short-term outlook for iron ore prices is for continued strong growth due, among other things, to stronger demand (including continued demand from China and sustained Japanese demand on the back of strong steel production), the improving financial health of the world’s steel industry, and possible further industry consolidation.

Coking Coal

Prices for coking coal remained stable over the past two years. In 2006, international settlement prices for premium coking coal from Australia eased slightly to $115 per tonne free on board (“FOB”) on average (compared with approximately $125 per tonne FOB on average in 2005), due to larger than anticipated growth in the supply of seaborne coal. In 2007, prices for premium grade coking coal further softened to $95 per tonne on FOB Australian port basis as a result of continued oversupply. However, a number of force majeure events at U.S. coking coal mines, safety issues in Russian coking coal mines and logistics bottlenecks in Australia occurred since July 2007 and are continuing to contribute to a tightening of global coking coal supply. As a result, spot prices for coking coal have risen to a level of $300 per tonne FOB in March 2008. Negotiations for annual contract prices for the period 2008 – 2009 are commencing during the first quarter of 2008 and global coking coal suppliers may target significant price increases in view of the recently developed supply constraint.

Chinese coke prices began 2007 at $180 per tonne FOB Chinese port for 12.5% ash coke and climbed steadily to $435 per tonne in December 2007. This increase in coke priced was mainly driven by export tax increasing from 5 to 15% , as well as by a shortage in the fourth quarter of 2007 created by the unavailability of export licenses. In 2006, Chinese coke prices for 12.5% ash were $125 per tonne FOB in January 2006 and rose to $173 per tonne FOB in December 2006.

Short-term, metallurgical coal demand is expected to remain strong, with medium term demand rising, linked to strong growth in Asia. Demand for energy coal continues to grow in absolute terms as world electricity fuel demand increases, with prices fluctuating in the short term based on supply-demand fundamentals but continuing to be consistently below oil and gas prices on an energy equivalent basis.

Scrap

Benchmark prices increased by 20% in 2007 compared to 2006. Due to exchange rate and freight dynamics related to the weakening of the U.S. dollar and increasing freight capacity shortages, substantial price differences among the various world scrap markets arose. Average European scrap prices for type E3/Heavy Metal Scrap (“HMS”) increased 11%, from €205 per tonne in 2006 to €228 per tonne in 2007, while in the United States prices for the same scrap grade increased 17%, from $222 per tonne in 2006 to $260 per tonne in 2007. In Asia, prices for HMS scrap increased 32%, from $266 per tonne in 2006 to $354 per tonne in the fourth quarter of 2007. Export market prices also rose by 24% year-on-year.

The scrap supply/demand balance proved to be very volatile in 2007, causing significant price jumps. Exports from North America rose sharply in 2007, to approximately 15 million tonnes from a previous four-year average of approximately 10 million tonnes.

Alloys

The underlying price driver for bulk alloys is manganese ore prices. Manganese ore prices rose significantly from $3/dmtu in 2006 to $12/dmtu in 2007. The consolidation in manganese ore mining was the main driver for this development. Coupled with higher energy prices, these factors have driven up bulk alloys prices.

Average alloy prices1 between 2006 and 2007 increased 61% for High Carbon Ferro Manganese (HCFeMn), an increase of €310 per dmtu, 41% for Medium Carbon Ferro Manganese (MCFeMn), an increase of €410 per tonne, 58% for Silico Manganese (SiMn), an increase of €360 per tonne, and 24% for Ferro Silicon (FeSi), an increase of €175 per tonne. Manganese metal2 prices showed a marked increase of 150%, an increase of $2,000 per tonne.

Base Metals

Key base metals used by ArcelorMittal are zinc, tin and aluminum for coating and nickel for manufacturing stainless steel. ArcelorMittal generally hedges its exposure to its base metal inputs in accordance with its risk management policies.

Zinc

After a steep price rise from $1,912 per tonne in January 2006 to a historical peak in December 2006 of $4,600 per tonne, zinc prices declined to $2,350 per tonne by the end of 2007. In mid-2007, price resistance between the $3,700 per tonne to $3,300 per tonne level made itself felt, due to inventories reaching their lowest reported level of 66,000 tonnes.

A combination of increasing concentrate supply from zinc mines, which allows metal production to return to higher levels, with the slowdown in the U.S. economy has reduced demand pressures, resulting in a slight surplus. In consequence, London Metals Exchange (“LME”) inventory levels reversed their downward trend in the second half of 2007, for an end-of-year inventory of 88,000 tonnes.

Nickel

In 2006, nickel prices rose from $13,900 per tonne in January 2006 to $33,325 per tonne at the end of 2006, due to strong demand and weak supply. This rally continued in the first half of 2007, reaching an all time high of $54,000 per tonne. At the same time, LME nickel inventories continued to fall, from 35,944 in January 2006 to 6,594 tonnes in December 2006, to 4,000 tonnes by May 2007. This price increase was also supported by growing stainless steel production in China and strong overall demand worldwide.

However, in May 2007, demand for stainless steel began to weaken, particularly in the United States and Europe, where large-scale destocking by service centers eased third-quarter demand. The ensuing reduction in stainless steel production has led to cancellations and postponements of nickel deliveries. Nickel prices fell to a low of $25,000 per tonne by mid-August 2007. Prices recovered somewhat by September, reaching $34,000 per tonne in September, and closed at $26,000 per tonne at the end of 2007. Nickel inventories recovered to a level of 48,000 tonnes by the end of December 2007.

Energy

Electricity

In most of the countries where ArcelorMittal operates, electricity prices have been affected by fuel price increases, such as for coal, uranium and natural gas. In Europe, carbon emission constraints increased the pressure on electricity prices.

Electricity prices are reinforced by the need for investment either to replace aging generation capacity or to cope with demand growth. However, new capacities with significantly higher performance mitigate these pressures.

1	Average prices based on CRU Europe Spot price index.
2	Metal Bulletin mid-average 2006 versus 2007

Natural Gas

International oil and gas prices are dominated by global supply and demand conditions and are also influenced by geopolitical factors, such the ability of the Organisation of Petroleum Exporting Countries (OPEC) to limit production.

Natural gas prices remained volatile in 2007, with prices ranging from $5.43 to $7.591 per mmbtu. 2007 began with relatively low prices due to a lack of harsh winter conditions in 2006, leading to strong inventory levels. Cold weather in the second half of the first quarter of 2007 resulted in an approximate 30% increase in price which carried over well into the second quarter. An uneventful tropical weather season resulted in lower prices through the summer, with the lowest settlement price of the year recorded in September. A strong oil market as well as normal winter temperatures helped to support prices through the close of 2007.

In 2007, North American natural gas prices remained relatively stable at $6.00 to $8.50 per mmbtu, slightly lower than 2006 price levels of $6.00 to $9.00 per mmbtu, due to mild weather conditions and new production deliveries. However, oil markets experienced the biggest price hike ever in U.S. dollar terms, with prices varying between $50 per barrel to $99 per barrel. This had an upward impact on natural gas oil indices in Europe, which was partly mitigated by the increased euro-to-dollar exchange rate.

Ocean Freight

Ocean freight rates remained strong and volatile throughout 2006 and 2007. The primary reasons for this volatility or continuing strength the strong demand in China, which has emerged as the world’s largest steel producer and consequently largest importer of iron ore and recently a net importer of coal. In addition, port congestion in Australia and flooding in certain iron ore sites exacerbated the situation and increased waiting time for loading turns, leading to a shortage of ships. It is expected that freight rates will remain volatile over the next several years as, in addition to the high demand, the world fleet has a high percentage of old tonnage that is overdue for scrapping.

ArcelorMittal attempts to meet its shipping needs with long-term contracts and currently has long-term contracts for over 75% of its raw material import needs. ArcelorMittal expects to increase its own fleet (including long-term charter) of Capesize and Panamax vessels to cover its shipping needs. Capesize ships are very large bulk carriers with deadweight exceeding 100,000 tons. Such ships are unable to go through the Panama Canal and therefore have to sail via the Cape of Good Hope. Panamax ships are large ships capable of transiting the Panama Canal and have deadweight of 55,000–80,000 tons.

Steel Price Trends in 2007

On November 19, 2007, ArcelorMittal announced price increases for flat steel products in the North American and European markets as a direct consequence of raw material and energy cost increases projected for 2008.

Demand for steel products remains firm and there exists ongoing strength in the macroeconomic environment in Brazil, Russia, India and China, as well as, emerging Asian markets, the Middle East and the CIS regions. Coupled with slower but positive growth in Europe and a pick-up in apparent steel demand in North America overall global steel demand growth of around 6% is expected in 2008. The IISI (International Iron and Steel institute) has forecast that worldwide apparent steel use will rise by 6.8% in 2008 against 2007.

In the U.S. market, having previously implemented an average $20 per tonne price increase for strip mill products in the fourth quarter of 2007, ArcelorMittal announced a further increase of $40 per tonne for deliveries as of January 1, 2008. On top of rising raw material prices, current U.S. prices were below prevailing global market levels. Going forward, low inventories, falling steel imports and relatively robust demand for high-quality steels may encourage a realignment of U.S. prices with global market levels.

In the EU, ArcelorMittal expects to maintain 2007 prices during the first quarter of 2008 and apply price increases from the second quarter reflecting raw material cost increases. After two years of exceptional demand, developments in the European steel market continue to be positive despite the expected slowdown in economic growth. However, ArcelorMittal recognizes that current euro/US$ exchange rates are affecting the competitiveness of our industrial customers. The current slowdown in imports will help to readjust inventories to adequate levels and create strong demand after the winter season.

On February 5, 2008, ArcelorMittal announced flat carbon steel price increases of 12-15%, setting a new base price level of €560 per tonne for hot band in Europe. For commercial grade plates a price increase of €50 per tonne will apply. With this announcement, ArcelorMittal realigned the price level of its European flat products with recent global price developments, where steel prices have increased by $100-180 per tonne in response to cost increases for raw materials, energy and logistics. Further price increase announcements were made as there was more clarity on the input cost increases.

Impact of Exchange Rate Movements

Because a substantial portion of ArcelorMittal’s assets, liabilities, sales and earnings are denominated in currencies other than the U.S. dollar (its reporting currency), ArcelorMittal has exposure to fluctuations in the values of these currencies relative to the U.S. dollar. These currency fluctuations, especially the fluctuation of the value of the U.S. dollar relative to the euro, the Canadian dollar, Brazilian real and South African rand, as well as fluctuations in the currencies of the other countries in which ArcelorMittal has significant operations and/or sales, could have a material impact on its results of operations.

As in 2006, in 2007 the U.S. dollar continued to weaken against currencies of the jurisdictions in which ArcelorMittal operates. The U.S. dollar weakened against the Central and Eastern European currencies (including Polish zloty, Czech koruna, Romanian leu, and Kazakh tenge), Canadian dollar, euro, Brazilian real, South African rand and Mexican peso. In the beginning of 2008, the U.S. dollar reached historical lows against main major currencies, in particular the euro.

ArcelorMittal manages foreign exchange risk through specific hedges to the extent management considers appropriate. Refer to “Item 11—Quantitative and Qualitative Disclosures About Market Risk” for more information on exposures and hedging.

Critical Accounting Policies and Use of Judgments and Estimates

Management’s discussion and analysis of ArcelorMittal’s operational results and financial condition is based on ArcelorMittal’s consolidated financial statements, which have been prepared in accordance with IFRS. The preparation of these financial statements requires ArcelorMittal’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at year-end and the reported amounts of revenues and expenses during the year. Management regularly evaluates these estimates, including those related to the carrying value of property, plant and equipment, valuation allowances of receivables and inventories, the realization of deferred tax assets, liabilities of deferred income taxes, potential tax deficiencies, environmental obligations, potential litigation claims and settlements, and assets and obligations related to employee benefits. These estimates and assumptions are based on historical experience, available facts and various other assumptions that are believed to be reasonable under the circumstances. Management believes that the accounting estimates employed are appropriate and the resulting balances are reasonable; however, due to the inherent uncertainties in making estimates, actual results could differ from the original estimates, requiring adjustments to these balances in future periods.

Purchase Accounting

Accounting for acquisitions requires ArcelorMittal to allocate the cost of the enterprise to the specific assets acquired and liabilities assumed based on their estimated fair values at the date of the acquisition. In connection with each of its acquisitions, ArcelorMittal undertakes a process to identify all assets and liabilities acquired, including acquired intangible assets. The judgments made in identifying all acquired assets, determining the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact results of operations. Estimated fair values are based on information available near the acquisition date and on expectations and assumptions that have been deemed reasonable by management.

There are several methods that can be used to determine the fair value of assets acquired and liabilities assumed. For intangible assets, we typically use the “income method”. This method starts with a forecast of all of the expected future net cash flows. These cash flows are then adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams. Some of the more significant estimates and assumptions inherent in the income method or other methods include: the amount and timing of projected future cash flows; the discount rate selected to measure the risks inherent in the future cash flows (weighted average cost of capital); the assessment of the asset’s life cycle and the competitive trends impacting the asset, including consideration of any technical, legal, regulatory, or economic barriers to entry.

The most common purchase accounting adjustments relate to the following assets and liabilities, whose fair value is estimated as indicated:

•	The fair value of identifiable intangible assets (generally, patents, customer relationships and favorable and unfavorable contracts) is estimated as described above.

•	Property, plant and equipment is recorded at replacement cost.

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The fair value of pension and other post-employment benefits is determined separately for each plan using actuarial assumptions valid as of the acquisition date regarding the population of employees involved and fair value of plan assets.

•	The fair value of inventories is estimated based on expected selling prices at the date of acquisition reduced by an estimate of selling expenses and a normal profit margin.

•	Adjustments are recorded to deferred tax assets and liabilities of the acquiree to reflect purchase price adjustments, other than goodwill.

Determining the estimated useful lives of tangible and intangible assets acquired, requires judgment, as different types of assets will have different useful lives and certain intangible assets may be considered to have indefinite useful lives. For example, the useful life of an intangible asset recognized associated with a favorable contract will be finite and will result in amortization expense being recorded in the results of operations over a determinable period.

If the fair value of the net assets acquired exceeds their acquisition cost, the excess is recognized immediately as a gain in the statement of income.

Deferred Tax Assets

ArcelorMittal records deferred tax assets and liabilities based on the differences between the financial statement and the tax base amounts of assets and liabilities. Deferred tax assets are also recognized for the estimated future effects of tax losses carried forward. ArcelorMittal reviews the deferred tax assets in the different jurisdictions in which it operates periodically to assess the possibility of realizing such assets based on projected earnings, the expected timing of the reversals of existing temporary differences, the carry forward period of temporary differences and tax losses carried forward and the implementation of tax-planning strategies. Based on the aforementioned factors, management deems it probable that the total deferred tax assets of $1,629 million recognized as of December 31, 2007 will be fully utilized. The amount of future taxable income required to be generated by ArcelorMittal’s operating subsidiaries to utilize the total deferred tax assets is approximately $5,072 million.

For each of the years ended December 31, 2006 and 2007, these operating subsidiaries generated approximately 43% and 29%, respectively, of ArcelorMittal’s income before tax of $7,228 million and $14,888 million, respectively. Historically, ArcelorMittal has been able to generate taxable income in sufficient amounts to permit it to utilize tax benefits associated with net operating loss carry forwards and other deferred tax assets that have been recognized in its consolidated financial statements.

At December 31, 2007, ArcelorMittal had total estimated net tax loss carry forwards of $7,179 million. This amount includes net operating losses of $2,478 million primarily related to ArcelorMittal’s operating subsidiaries in Canada, Mexico, Romania, Spain and the United States which expire as follows:

Year Expiring	Amount
2008	65
2009	40
2010	97
2011	40
2012	63
Thereafter	2,173

The remaining tax loss carry forwards of $4,701 million are indefinite and primarily attributable to ArcelorMittal’s operations in Belgium, Brazil, France, Germany, Luxembourg and Trinidad and Tobago.

ArcelorMittal had unrecognized deferred tax assets relating to tax loss carry forwards and other temporary differences, amounting to $1,116 million as of December 31, 2007 ($1,211 million as of December 31, 2006). As per December 31, 2007, most of these temporary differences relate to tax loss carry forwards attributable to operating subsidiaries in Belgium, Brazil, Luxembourg, Mexico and the United States. The utilization of tax loss carry forwards is, however, restricted to the taxable income of the subsidiary or the tax consolidation it belongs.

Provisions for Pensions and Other Post Employment Benefits

ArcelorMittal’s operating subsidiaries have employee benefits such as pension plans and post-employment benefit plans, primarily post-employment health care. The expense associated with these pension plans and post-employment benefits, as well as the carrying amount of the related liability/asset on the balance sheet, is based on a number of assumptions and factors such as discount rates, expected rate of compensation increase, expected return on plan assets, health care cost trend rates, mortality rates, and retirement rates.

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Discount rates. The discount rate is based on several high quality corporate bond indexes in the appropriate jurisdictions (rated AA or higher by a recognized rating agency). Nominal interest rates vary worldwide due to exchange rates and local inflation rates. The weighted average assumed discount rate for ArcelorMittal’s worldwide defined benefit plans and other post employment benefit plans was 5.17%-10.77% and 2.94%-10.77%, respectively, at December 31, 2007.

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Rate of compensation increase. Our rate of compensation increase reflects actual experience and our long-term outlook, including contractually agreed upon wage rate increases, for represented hourly employees.

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Expected return on plan assets. Our expected return on plan assets is derived from detailed periodic studies, which include a review of asset allocation strategies, anticipated long-term performance of individual asset classes, risks (standard deviations), and correlations of returns among the asset classes that comprise the plans’ asset mix. While the studies give appropriate consideration to recent plan performance and historic returns, the assumptions are primarily long-term prospective rates of return.

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Health care cost trend rate. Our healthcare cost trend rate is based on historical retiree cost data, near-term health care outlook, including appropriate cost control measures implemented by us, and industry benchmarks and surveys.

•	Mortality and retirement rates. Mortality and retirement rates are based on actual and projected plan experience.

In accordance with IFRS, actuarial gains or losses resulting from experiences and changes in assumptions are recognized in ArcelorMittal’s income statement only if the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceeded the greater of 10% of the present value of the defined benefit obligation at that date and 10% of the fair value of any plan asset at that date. The fraction exceeding 10% is then recognized over the expected average remaining working lives of the employees participating in the plans. Such accumulated unrecognized losses amounted to $597 million for pensions and $165 million for other post-employment benefits as of December 31, 2007. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect ArcelorMittal’s pension and other postretirement obligations and future expense.

The following information illustrates the sensitivity to a change in certain assumptions for pension plans. As of December 31, 2007 the defined benefit obligation (“DBO”) for pension plans was $9.4 billion:

(in millions of U.S dollars) Change in assumption	Effect on 2008 Pre-Tax Pension Expense (sum of service cost and interest cost)	Effect on December 31, 2007 DBO
100 basis point decrease in discount rate	(22)	1,058
100 basis point increase in discount rate	11	(945)
100 basis point decrease in rate of compensation	(39)	(368)
100 basis point increase in rate of compensation	38	334
100 basis point decrease in expected return on plan assets	65	—
100 basis point increase in expected return on plan assets	(65)	—

The following table illustrates the sensitivity to a change in the discount rate assumption related to ArcelorMittal’s Other Post Employment Benefits plans (“OPEB”). As of December 31, 2007 the DBO for OPEB was $2.8 billion:

(in millions of U.S. dollars) Change in assumption	Effect on 2008 Pre-Tax OPEB Expense (sum of service cost and interest cost	Effect on December 31, 2007 DBO
100 basis point decrease in discount rate	(11)	341
100 basis point increase in discount rate	8	(303)
100 basis point decrease in healthcare cost trend	(11)	(145)
100 basis point increase in healthcare cost trend	13	171

The above sensitivities reflect the effect of changing one assumption at a time. Actual economic factors and conditions often affect multiple assumptions simultaneously, and the effects of changes in key assumptions are not necessarily linear.

Environmental and Other Contingencies

ArcelorMittal is currently engaged in the investigation and remediation of environmental contamination at a number of its facilities. All of these are legacy obligations arising from acquisitions. ArcelorMittal is subject to changing and increasingly stringent environmental laws and regulations concerning air emissions, water discharges and waste disposal, as well as certain remediation activities that involve the clean-up of soil and groundwater. ArcelorMittal recognizes a liability for environmental remediation when it is more likely than not that such remediation will be required and the amount can be estimated. Environmental liabilities assumed in connection with the acquisition of steel facilities and other assets are recorded at the present value of the estimated future payments. There are numerous uncertainties over both the timing and the ultimate costs that ArcelorMittal expects to incur with respect to this work. Significant judgment is required in making these estimates and it is reasonable that others may come to different conclusions. If, in the future, ArcelorMittal is required to investigate and remediate any currently unknown contamination and waste on properties that it owns, ArcelorMittal may record significant additional liabilities. As estimated costs to remediate change, we will reduce or increase the recorded liabilities through credits or charges in the income statement. ArcelorMittal does not expect these environmental issues to affect the utilization of its plants, now or in the future.

The estimates of loss contingencies for environmental matters are based on various judgments and assumptions. These estimates typically reflect judgments and assumptions relating to the likelihood, nature, magnitude and timing of assessment, remediation and/or monitoring activities and the probable cost of these activities. In some cases, judgments and assumptions are made relating to the obligation or willingness and ability of third parties to bear a proportionate or allocated share of cost of these activities, including third parties who sold assets to ArcelorMittal or purchased assets from it subject to environmental liabilities. ArcelorMittal also considers, among other things, the activity to date at particular sites, information obtained through consultation with applicable regulatory authorities and third-party consultants and contractors and its historical experience with other circumstances judged to be comparable. Due to the numerous variables associated with these judgments and assumptions, and the effects of changes in governmental regulation and environmental technologies, both the precision and reliability of the resulting estimates of the related contingencies are subject to substantial uncertainties. ArcelorMittal regularly monitors environmental matters and estimated exposure to loss contingencies, reporting changes to the appropriate individuals and agencies, and modifying any disclosure of such matters and contingencies.

Valuation and impairment of non current assets

At each reporting date, ArcelorMittal reviews the carrying amounts of its non-current assets (excluding goodwill) to determine whether there is any indication that the carrying amount of those assets may not be recoverable through continuing use. If any such indication exists, the recoverable amount of the asset is reviewed in order to determine the amount of the impairment, if any. The recoverable amount is the higher of its net selling price (fair value reduced by selling costs) and its value in use.

In assessing its value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs. The cash-generating unit is the smallest identifiable group of assets corresponding to operating units that generate cash inflows. If the recoverable amount of an asset (or cash generating unit) is estimated to be less than its carrying amount, an impairment loss is recognized. An impairment loss is recognized as an expense immediately as part of operating income in the statements of income.

An impairment loss recognized in prior years is reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. However, the increased carrying amount of an asset due to a reversal of an impairment loss will not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized immediately as part of operating income in the statements of income.

Goodwill is reviewed for impairment annually at the cash generating unit level or whenever changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amounts of the cash generating units are determined from value in use calculations, as described above. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market rates for investments of similar risk. The growth rates are based on industry growth forecasts. Changes in selling prices and direct costs are based on historical experience and expectations of future changes in the market.

Cash flow forecasts are derived from the most recent financial budgets approved by management for the next five years. Beyond the specifically forecasted period, the Company extrapolates cash flows for the remaining years based on an estimated growth rate. This rate does not exceed the average long-term growth rate for the relevant markets. Once recognized, impairment losses recognized for goodwill are not reversed.

Based on our impairment review during 2007, we recorded $193 million and $43 million of impairment losses for long-lived assets and goodwill respectively. At December 31, 2007, we had $15,031 million of intangible assets, of which $12,663 million represented goodwill. An impairment to intangible assets could result in a material, non-cash expense in the consolidated statement of income.

A. Operating Results

The following discussion and analysis should be read in conjunction with the ArcelorMittal Consolidated Financial Statements included in this annual report.

Prior to its acquisition of Arcelor in August 2006, ArcelorMittal reported the results of its operations based on their geographic location (Americas, Europe and Asia/Africa). Following the acquisition, ArcelorMittal restructured its operations to generally align them with the structure in place at Arcelor and the combined group’s new management structure. ArcelorMittal now reports its operations in six operating segments: Flat Carbon Americas, Flat Carbon Europe, Long Carbon Americas and Europe, Asia, Africa and CIS (“AACIS”), Stainless Steel and Steel Solutions and Services (trading and distribution formerly AM3S).

Key Indicators

The key performance indicators that ArcelorMittal’s management uses to analyze operations are sales revenue, average steel selling prices, steel shipments and operating income. Management’s analysis of liquidity and capital resources is driven by operating cash flows.

Impact of Arcelor Acquisition

Our results of operations and financial condition for the year ended December 31, 2007 and for the year ended December 31, 2006 have been significantly affected by our August 2006 acquisition of Arcelor. The following discussion and analysis is in two parts: first, comparing 2007 results with actual, reported 2006 results and, second, comparing 2007 results with pro forma 2006 results giving effect to the acquisition of Arcelor as if it had occurred on January 1, 2006. The first comparison below is not representative of actual operating performance trends in the Company’s businesses since Arcelor is consolidated in the ArcelorMittal 2006 financial statements only as of August 1, 2006. The second discussion and analysis using unaudited pro forma 2006 results as the basis of comparison is more detailed as it is on a comparable basis.

Impact of Changes to Segment Composition

Following the redefinition of the operating responsibilities of all members of the Group Management Board on April 21, 2008, which resulted in changes to the composition of the Company’s reportable segments, the information presented herein reflects the retrospectively adjusted segments and retrospective adjustments to the business segmentation section of Note 24 to the ArcelorMittal Consolidated Financial Statements. The primary changes to the composition of the operating segments may be summarized as:

Flat Carbon Americas: The flat carbon steel operations of Mittal Canada and the pipes and tubes operations of the former Dofasco Tubular Products have been reclassified to the Long Carbon Americas and Europe segment.

Flat Carbon Europe: The flat carbon operations of ArcelorMittal Annaba and ArcelorMittal Skopje, previously reported in the AACIS segment, have been reclassified to the Flat Carbon Europe segment. In addition, the entire operations of ArcelorMittal Galati are now reported within the Flat Carbon Europe segment. The Paul Wurth business has been transferred to the AACIS segment.

Long Carbon Americas and Europe: The Long Carbon Americas and Europe segment includes the long carbon operations of ArcelorMittal Annaba, the operations of Sonasid and ArcelorMittal Zenica, and the global pipes and tubes business of ArcelorMittal Tubular Products, all of which were previously reported in the AACIS segment, along with the Mittal Canada flat carbon operations previously reported in the Flat Carbon Americas segment. The Wire Drawing businesses have been reclassified to the Steel Solutions and Services segment.

AACIS: The AACIS segment includes the Paul Wurth business previously reported in Flat Carbon Europe. The AACIS segment no longer includes the operations of ArcelorMittal Annaba, Sonasid, ArcelorMittal Zenica, and the pipes and tubes businesses of ArcelorMittal Tubular Products, which have been transferred to the respective segments as discussed above.

Steel Solutions and Services: The results of the Steel Solutions and Services segment include those of the ArcelorMittal Wire Drawing business, which has been transferred to the Steel Solutions and Services segment from the Long Carbon Americas and Europe segment.

Summary table of movements

Entity	As previously reported	As adjusted
Dofasco Tubular Products	Flat Carbon Americas	Long Carbon Americas and Europe
Mittal Canada	Flat Carbon Americas	Long Carbon Americas and Europe
Wire Drawing	Long Carbon Americas and Europe	Steel Solutions and Services
ArcelorMittal Annaba (flat carbon)	AACIS	Flat Carbon Europe
ArcelorMittal Annaba (long carbon)	AACIS	Long Carbon Americas and Europe
Sonasid	AACIS	Long Carbon Americas and Europe
ArcelorMittal Skopje	AACIS	Flat Carbon Europe
ArcelorMittal Zenica	AACIS	Long Carbon Americas and Europe
ArcelorMittal Tubular Products	AACIS	Long Carbon Americas and Europe

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Sales, Steel Shipments and Average Steel Selling Prices

The following table provides a summary of sales at ArcelorMittal by operating segment for the year ended December 31, 2007 as compared to the year ended December 31, 2006:

Segment(2)	Sales for the Year ended December 31(1)		Changes in
	2006	2007	Sales	Steel Shipments	Average Steel Selling Price
	(in $ millions)	(in $ millions)	(%)	(%)	(%)
Flat Carbon Americas	16,887	21,839	29.3	15.5	3.7
Flat Carbon Europe	14,987	34,924	133.0	93.6	18.4
Long Carbon Americas and Europe	15,441	27,035	75.1	41.8	13.0
AACIS	11,674	14,971	28.2	2.9	17.2
Stainless Steel(3)	3,261	9,349	186.7	127.4	19.1
Steel Solutions and Services(4)	5,781	16,988	193.9	163.6	10.6

(1)	Amounts are prior to inter-company eliminations and include non-steel sales.
(2)	Includes results of operations of Arcelor from August 1, 2006.
(3)	The results of the Stainless Steel segment correspond to the operations of Arcelor, whose results are included from August 1, 2006.
(4)	The results of the Steel Solutions and Services segment include those of ArcelorMittal Wire Solutions. Apart from the results of ArcelorMittal Wire Solutions, the results of the Steel Solutions and Services segment correspond to the operations of Arcelor, whose results are included from August 1, 2006.

ArcelorMittal had sales of $105.2 billion for the year ended December 31, 2007, representing an increase of 78.7% over sales of $58.9 billion for the year ended December 31, 2006. The increase is due to the acquisition of Arcelor.

ArcelorMittal had steel shipments of 109.7 million tonnes for the year ended December 31, 2007, representing a 39.0% increase over steel shipments of 78.9 million tonnes for the year ended December 31, 2006. The increase is primarily due to the acquisition of Arcelor.

Average steel selling price increased 20.2% for the year ended December 31, 2007 as compared to the year ended December 31, 2006. This increase was due in part to increases in input costs and a strong demand for our products as well as the product mix effect of Arcelor acquisition.

Flat Carbon Americas

Sales in the Flat Carbon Americas segment reached $21.8 billion for the year ended December 31, 2007, representing 20.8% of total consolidated sales in 2007, as compared to $16.9 billion, or 28.7% of total consolidated sales, for the year ended December 31, 2006.

Total steel shipments reached 26.9 million tonnes for the year ended December 31, 2007, representing 24.5% of total consolidated steel shipments in 2007, as compared to 23.3 million tonnes, or 29.5% of total consolidated steel shipments, for the year ended December 31, 2006.

Average steel selling price increased 3.7% for the year ended December 31, 2007, as compared with the year ended December 31, 2006, primarily due to our ability to pass on increased input costs to our customers. In particular the steel environment in the United States remained challenging due to the slowdown in its economy and reduction in steel demand. However, the business environment in Mexico and South America remained strong.

Flat Carbon Europe

Sales in the Flat Carbon Europe segment reached $34.9 billion for the year ended December 31, 2007, representing 33.2% of total consolidated sales in 2007, as compared to $15.0 billion, or 25.5% of total consolidated sales, for the year ended December 31, 2006.

Total steel shipments reached 35.6 million tonnes for the year ended December 31, 2007, representing 32.5% of total consolidated steel shipments in 2007, as compared to 18.4 million tonnes , or 23.3% of total consolidated steel shipments, for the year ended December 31, 2006.

Average steel selling price increased 18.4% for the year ended December 31, 2007, as compared with the year ended December 31, 2006, primarily due to our ability to pass on increased input costs to our customers, exchange rate impact and strong demand for our products.

Long Carbon Americas and Europe

Sales in the Long Carbon Americas and Europe segment reached $27.0 billion for the year ended December 31, 2007, representing 25.7% of total consolidated sales, as compared to $15.4 billion, or 26.2% of total consolidated sales, for the year ended December 31, 2006.

Total steel shipments reached 28.4 million tonnes for the year ended December 31, 2007, representing 25.9% of total consolidated steel shipments, as compared to 20.0 million tonnes, or 25.4% of total consolidated steel shipments, for the year ended December 31, 2006.

Average steel selling price increased 13.0% for the year ended December 31, 2007, as compared with the year ended December 31, 2006, primarily due to our ability to pass on increased input costs to our customers, strong demand for our products and exchange rate effect.

AACIS

Sales in the AACIS segment reached $15.0 billion for the year ended December 31, 2007, representing 14.2% of total consolidated sales, as compared to $11.7 billion, or 19.8% of total consolidated sales, for the year ended December 31, 2006.

Total steel shipments reached 16.4 million tonnes for the year ended December 31, 2007, representing 14.9% of total consolidated steel shipments, as compared to 15.9 million tonnes, or 20.1% of total consolidated steel shipments, for the year ended December 31, 2006.

Average steel selling price increased 17.2% for the year ended December 31, 2007, as compared with the year ended December 31, 2006, primarily due to our ability to pass on increased input costs to our customers and strong demand for our products.

Stainless Steel

The results of the stainless steel segment correspond solely to the operations of Arcelor, whose results are included from August 1, 2006.

Sales in the Stainless Steel segment reached $9.3 billion for the year ended December 31, 2007, representing 8.9% of total consolidated sales, as compared to $3.3 billion, or 5.5% of total consolidated sales for the year ended December 31, 2006.

Total steel shipments reached 1.9 million tonnes for the year ended December 31, 2007, representing 1.8% of total consolidated steel shipments, as compared to 0.9 million tonnes, or 1.1% of total consolidated steel shipments, for the year ended December 31, 2006.

Average steel selling price increased 19.1% for the year ended December 31, 2007, as compared with the year ended December 31, 2006, primarily due to higher nickel prices, particularly in the first half of 2007.

Steel Solutions and Services

Sales in the Steel Solutions and Services segment reached $17.0 billion for the year ended December 31, 2007, as compared to $5.8 billion, for the year ended December 31, 2006.

Total steel shipments reached 16.5 million tonnes for the year ended December 31, 2007, as compared to 6.3 million tonnes for the year ended December 31, 2006.

Average steel selling price increased 10.6% for the year ended December 31, 2007, as compared with the year ended December 31, 2006, primarily due to increases in price of steel generally and an exchange rate impact.

Operating Income

The following table provides a summary of the operating income and operating margin of ArcelorMittal for the year ended December 31, 2007, as compared with the year ended December 31, 2006:

	Operating Income Year ended December 31,		Operating Margin
Segments(2)	2006(1)	2007	2006(1)	2007
	(in $ millions)	(in $ millions)	(%)	(%)
Flat Carbon Americas	1,891	3,163	11.2	14.5
Flat Carbon Europe	1,010	4,148	6.7	11.9
Long Carbon Americas and Europe	2,090	4,083	13.5	15.1
AACIS	2,296	2,843	19.7	19.0
Stainless Steel(3)	353	876	10.8	9.4
Steel Solutions and Services(4)	188	559	3.3	3.3

(1)	As required by IFRS, the 2006 information has been adjusted retrospectively for the finalization of the allocation of purchase price of Arcelor (see Note 3 to the ArcelorMittal Consolidated Financial Statements).
(2)	Includes results of operations of Arcelor from August 1, 2006.
(3)	The results of the Stainless Steel segment correspond solely to the operations of Arcelor, whose results are included from August 1, 2006.
(4)	The results of the Steel Solutions and Services segment include those of ArcelorMittal Wire Solutions. Apart from the results of ArcelorMittal Wire Solutions, the results of the Steel Solutions and Services segment correspond solely to the operations of Arcelor, whose results are included from August 1, 2006.

As a result of the various factors described above, in particular the inclusion of Arcelor from August 1, 2006, our operating income amounted to $14.8 billion for the year ended December 31, 2007, representing an increase of 97% over operating income of $7.5 billion for the year ended December 31, 2006.

Flat Carbon Americas

In the Flat Carbon Americas segment, operating income reached $3.2 billion for the year ended December 31, 2007, representing 21.3% of total consolidated operating income, compared to $1.9 billion, or 25.1% for the year ended December 31, 2006.

Flat Carbon Europe

In the Flat Carbon Europe segment, operating income reached $4.1 billion for the year ended December 31, 2007, representing 28.0% of total consolidated operating income, compared to $1.0 billion, or 13.4% for the year ended December 31, 2006.

Long Carbon Americas and Europe

In the Long Carbon Americas and Europe segment, operating income reached $4.1 billion for the year ended December 31, 2007, representing 27.5% of total consolidated operating income, compared to $2.1 billion, or 27.7% for the year ended December 31, 2006.

AACIS

In the AACIS segment, operating income reached $2.8 billion for the year ended December 31, 2007, representing 19.2% of total consolidated operating income, compared to $2.3 billion, or 30.5% for the year ended December 31, 2006.

Stainless Steel

The results of the Stainless Steel segment correspond solely to the operations of Arcelor, whose results are included from August 1, 2006.

In the Stainless Steel segment, operating income was $876 million for the year ended December 31, 2007, representing 5.9% of total consolidated operating income, compared to $353 million, or 4.7% for the year ended December 31, 2006.

Steel Solutions and Services

The majority of the Steel Solutions and Services segment corresponds to the operations of Arcelor, whose results are included from August 1, 2006.

In the Steel Solutions and Services segment, operating income was $559 million for the year ended December 31, 2007, representing 3.8% of total consolidated operating income, compared to $188 million, or 2.5% for the year ended December 31, 2006.

Financing Costs

Net financing costs were 41.7% higher for the year ended December 31, 2007 at $927 million, as compared with net financing costs for the year ended December 31, 2006 of $654 million. Net financing costs consist of, among others, interest, foreign exchange and derivative transactions. Net interest expense amounted to $1,262 million in 2007 as compared to $873 million in 2006. Net interest expense was higher primarily due to the fact that Arcelor’s net interest expense was included in the consolidated financial statements for 2006 only as from August 1. In addition, net financing costs were affected by increases in euro interest rates. Other financing charges, including derivative transactions, for the year ended December 31, 2007 were lower, primarily due to increases in mark-to-market gains on financial instruments.

Income Tax

ArcelorMittal recorded a consolidated tax expense of $3,038 million for the year ended December 31, 2007, as compared to $1,122 million for the year ended December 31, 2006. The effective tax rate increased to 20.4% for the year ended December 31, 2007, as compared to 15.5% for the year ended December 31, 2006, on income before taxes of $14,888 million and $7,228 million, respectively. For additional information on our income taxes in 2007, see Note 19 to the ArcelorMittal Consolidated Financial Statements.

Minority Interest

Minority interest in income of subsidiaries was $1,482 million for the year ended December 31, 2007, as compared with $859 million for the year ended December 31, 2006.

Net Income attributable to equity holders of the parent

ArcelorMittal’s net income attributable to equity holders of the parent for the year ended December 31, 2007 increased to $10,368 million from $5,247 million for the year ended December 31, 2006, for the reasons discussed above.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006 on a Pro Forma basis (unaudited)

The following unaudited pro forma financial information of ArcelorMittal gives effect to the following transactions as if they occurred on January 1, 2006:

•	the acquisition by Mittal Steel of 94.2% of the share capital (on a diluted basis) of Arcelor and all of the outstanding OCEANEs (convertible bonds) of Arcelor.

•	the acquisition by Arcelor of Dofasco and Sonasid.

	2006 ArcelorMittal Historical(1)	Arcelor Historical (January 1 to July, 31 2006)(2)	Pro Forma Adjustments		2006 Pro Forma Combined ArcelorMittal
Sales	$58,870	$28,659	$1,047	(3)	$88,576
Operating income	7,532	3,018	1,307	(4)	11,857
Financing costs—net	(654)	(451)	(223	)(5)	(1,328)
Income tax expense	(1,122)	34	(579	)(6)	(1,667)
Minority interest	859	426	202	(7)	1,487
Net income attributable to equity holders of the parent	5,247	2,103	644	(8)	7,994

Notes to the unaudited pro forma financial information are as follows:

(1)	Represents the historical condensed consolidated income statement of Mittal Steel for the year ended December 31, 2006, as adjusted retrospectively for the finalization of the allocation of purchase price of Arcelor as required by IFRS3.
(2)	Represents the historical condensed consolidated statement of income of Arcelor for the period from January 1, 2006 through July 31, 2006 translated from euros into US dollars using an average exchange rate of 1 to $1.2343.
(3)	Represents the historical sales of Dofasco for the period from January 1, 2006 to March 1, 2006 and Sonasid for the period from January 1, 2006 to June 1, 2006.
(4)	Represents the sum of the incremental amortization of favorable and unfavorable contracts recognized with the acquisition of Arcelor for the seven months ended July 31, 2006 ($56 million), the elimination of the fair value of the inventory acquired in the acquisition of Arcelor and recognized as expense in the ArcelorMittal historical statement of income for the year ended December 31, 2006 in an amount of $1.1 billion and the historical operating income of Dofasco for the period from January 1, 2006 to March 1, 2006 and Sonasid for the period from January 1, 2006 to June 1, 2006, the respective dates of their acquisition, in a total amount of $151 million.

(5)	Represents the incremental interest expense related to the borrowings for the acquisition of Arcelor.
(6)	Represents the tax impact of the above adjustments assuming a 25% blended statutory rate.
(7)	Represents the reallocation of the net income attributable to minority interests to net income attributable to equity holders of the parent for the minority interest in Arcelor and Sonasid.
(8)	Represents the sum of the adjustments above and elimination of the costs incurred by Arcelor relating to the acquisition that were expensed during the seven months ending July 31, 2006 ($341 million).

The unaudited 2006 pro forma financial data are presented for illustrative purposes only and are not necessarily indicative of the operating results or financial condition of the combined entities that would have been achieved had the transactions been consummated on the dates used as the basis for the preparation of the pro forma financial data. They are not necessarily indicative of the future results or financial condition of the Company. Nonetheless, because the unaudited 2006 pro forma financial information provides information that we believe is useful in analyzing trends in our business, we have used it as the basis for the comparison of the 2006 and 2007 results of operations below.

Sales, Steel Shipments and Average Steel Selling Prices

The following table provides a summary of sales at ArcelorMittal by operating segment for the year ended December 31, 2007 as compared to the year ended December 31, 2006 (the latter on a pro forma basis):

	Sales for the Year ended December 31(1)		Changes in
Segment	2006 (pro forma)	2007	Sales	Steel Shipments	Average Steel Selling Price
	(in $ millions)	(in $ millions)	(%)	(%)	(%)
Flat Carbon Americas	20,662	21,839	5.7	(6.7)	5.4
Flat Carbon Europe	28,188	34,924	23.9	4.4	18.9
Long Carbon Americas and Europe	21,539	27,035	25.5	(1.6)	14.2
AACIS	11,755	14,971	27.4	2.9	17.2
Stainless Steel	7,251	9,349	28.9	(13.1)	40.9
Steel Solutions and Services(2)	12,643	16,988	34.4	10.7	13.7

(1)	Amounts are prior to inter-company eliminations and include non-steel sales.
(2)	The results of the Steel Solutions and Services segment include those of ArcelorMittal Wire Solutions.

ArcelorMittal had sales of $105.2 billion for the year ended December 31, 2007, representing an increase of 18.8% over pro forma sales of $88.6 billion for the year ended December 31, 2006. Sales were higher due to higher selling prices and stronger demand for our products.

ArcelorMittal had steel shipments of 109.7 million tonnes for the year ended December 31, 2007, representing a 0.7% decrease over pro forma steel shipments of 110.5 million tonnes for the year ended December 31, 2006, primarily due to reduction in production and shipments during the year in line with a reduction in market demand, particularly in North America. Stainless Steel production and shipments were also reduced in line with market demand.

Average steel selling price increased 16.1% for the year ended December 31, 2007 as compared to pro forma average steel selling prices for the year ended December 31, 2006, due to a healthy market environment and steel demand.

Flat Carbon Americas

In the Flat Carbon Americas segment, sales were $21.8 billion for the year ended December 31, 2007, a rise of 5.7% over pro forma sales for the year ended December 31, 2006. Sales were higher mainly due to higher prices due to our ability to pass on higher input costs.

Total steel shipments were 26.9 million tonnes for the year ended December 31, 2007, a decrease of 6.7% over pro forma shipments for the year ended December 31, 2006. Shipments were lower in the U.S. operations of ArcelorMittal due to weak market demand, partially offset by higher shipments at CST following its capacity expansion project.

Average steel selling price increased 5.4% for the year ended December 31, 2007, as compared with pro forma average steel selling prices for the year ended December 31, 2006, primarily due to the improved market for our products, particularly in South America, as well as our ability to pass on increased input costs to our customers, and favorable exchange rate, in South America.

Flat Carbon Europe

Sales in the Flat Carbon Europe segment were $34.9 billion for the year ended December 31, 2007, an increase of 23.9% over pro forma sales for the year ended December 31, 2006, mainly due to higher selling prices, higher shipments and exchange rate effect, offset by an increase in input prices.

Total steel shipments reached 35.6 million tonnes for the year ended December 31, 2007, a rise of 4.4% over pro forma steel shipments for the year ended December 31, 2006, mainly due to favorable demand.

Average steel selling price increased 18.9% for the year ended December 31, 2007, as compared with pro forma average steel selling prices for the year ended December 31, 2006. Average selling prices increased due to favorable demand as well as our ability to pass on increased input costs to our customers and exchange rate impact.

Long Carbon Americas and Europe

In the Long Carbon Americas and Europe segment, sales reached $27.0 billion for the year ended December 31, 2007, an increase of 25.5% over pro forma sales for the year ended December 31, 2006. Sales were higher mainly due to increased average selling prices in Europe and South America.

Total steel shipments were 28.4 million tonnes for the year ended December 31, 2007, a slight decrease of 1.6% over pro forma steel shipments for the year ended December 31, 2006.

Average steel selling price increased 14.2% for the year ended December 31, 2007, as compared with pro forma average steel selling prices for the year ended December 31, 2006, driven by price increases due to improved market conditions for our products, along with a favorable exchange rate impact in Europe and South America and increased domestic sales in Brazil and Argentina.

AACIS

In the AACIS segment, sales reached $15.0 billion in 2007, an increase of 27.4% over pro forma sales for the year ended December 31, 2006. The main reason for the sales increase was an increase in average selling prices particularly in operations in Ukraine, Kazakhstan and South African operations.

Total steel shipments reached 16.4 million tonnes for the year ended December 31, 2007, an increase of 2.9% over pro forma steel shipments for the year ended December 31, 2006. This increase resulted primarily from improved volumes at our Ukrainian and Kazakhstan operations, particularly in the second and third quarters of 2007, offset by production issues at our South African operations due to the relining of a blast furnace.

Average steel selling price increased 17.2% for the year ended December 31, 2007, as compared with pro forma average steel selling prices for the year ended December 31, 2006, driven by high demand for our products and domestic price increases in South Africa.

Stainless Steel

Sales in the Stainless Steel segment reached $9.3 billion for the year ended December 31, 2007, an increase of 28.9% over pro forma sales for the year ended December 31, 2006. This increase is mainly due to higher selling prices induced by high but unstable nickel prices, that we passed on to customers.

Total steel shipments were 1.9 million tonnes for the year ended December 31, 2007, a decrease of 13.1% from pro forma steel shipments for the year ended December 31, 2006. This fall is mainly due to low demand in the third quarter of 2007, as customers delayed purchases in anticipation of price decreases of stainless steel resulting from the falling nickel price.

Average steel selling price increased 40.9% for the year ended December 31, 2007, as compared with pro forma average steel selling prices for the year ended December 31, 2006, mainly due to higher nickel prices in the first half of 2007, which fell in the second half of 2007.

Steel Solutions and Services

In the Steel Solutions and Services segment, sales reached $17.0 billion for the year ended December 31, 2007, an increase of 34.4% over pro forma sales for the year ended December 31, 2006, driven by higher selling prices and increased shipments, offset by higher input costs.

Total steel shipments were 16.5 million tonnes for the year ended December 31, 2007, an increase of 10.7% over pro forma steel shipments for the year ended December 31, 2006 due to favorable demand, as well as the inclusion of the trading and international sales activity of ArcelorMittal International.

Average steel selling price increased 13.7% for the year ended December 31, 2007, as compared with pro forma average steel selling prices for the year ended December 31, 2006, driven by favorable market demand for our products and increase in the purchase price of steel and the favorable exchange rate impact.

Operating Income

The following table provides a summary of the operating income and operating margin of ArcelorMittal for the year ended December 31, 2007, as compared with the pro forma operating income and operating margin for the year ended December 31, 2006 (the latter on a pro forma basis):

	Operating Income Year ended December 31,		Operating Margin
Segments(1)	2006 (pro forma)	2007	2006	2007
	(in $ millions)	(in $ millions)	(%)	(%)
Flat Carbon Americas	2,551	3,163	12.3	14.5
Flat Carbon Europe	2,776	4,148	9.8	11.9
Long Carbon Americas and Europe	3,365	4,083	15.6	15.1
AACIS	2,305	2,843	19.6	19.0
Stainless Steel(2)	741	876	10.2	9.4
Steel Solutions and Services(3)	496	559	3.9	3.3

(1)	Amounts are prior to inter-company eliminations and include non-steel sales.
(2)	Includes results of operations of Arcelor from August 1, 2006.
(3)	The results of the Steel Solutions and Services segment include those of ArcelorMittal Wire Solutions. Apart from the results of ArcelorMittal Wire Solutions, the results of the Steel Solutions and Services segment include the results of operations of Arcelor from August 1, 2006.

As a result of the various factors described above, our operating income amounted to $14.9 billion for the year ended December 31, 2007, representing an increase of 25.8% over pro forma operating income of $11.8 billion for the year ended December 31, 2006.

Flat Carbon Americas

In the Flat Carbon Americas segment, operating income reached $3.2 billion for the year ended December 31, 2007, an increase of 24% over pro forma operating income for the year ended December 31, 2006 due to the reasons described above. Operating income was affected by impairment expenses of $82 million recorded in relation to a restructuring of our operations in Contrecoeur, Canada.

Flat Carbon Europe

In the Flat Carbon Europe segment, operating income reached $4.1 billion for the year ended December 31, 2007, an increase of 49.4% over pro forma operating income for the year ended December 31, 2006, driven by positive price effects, and a positive exchange rate impact.

Long Carbon Americas and Europe

In the Long Carbon Americas and Europe segment, operating income reached $4.1 billion for the year ended December 31, 2007, a rise of 21.3% as compared with pro forma operating income for the year ended December 31, 2006, due to the factors explained above. During the fourth quarter, operating income was affected by impairment expenses of $50 million recorded in relation to a restructuring of our operations at ArcelorMittal Gandrange.

AACIS

In the AACIS segment, operating income reached $2.8 billion for the year ended December 31, 2007, an increase of 23.3% over pro forma operating income for the year ended December 31, 2006 due to the reasons explained above. Operating income in 2007 includes $69 million in voluntary retirement plan costs at our Ukrainian operations.

Stainless Steel

In the Stainless Steel segment, operating income was $876 million for the year ended December 31, 2007, an increase of 18.2% over pro forma operating income for the year ended December 31, 2006 for the reasons explained above.

Steel Solutions and Services

In the Steel Solutions and Services segment, operating income reached $559 million for the year ended December 31, 2007, an increase of 12.7% over pro forma operating income for the year ended December 31, 2006 for the reasons explained above.

Financing Costs

Net financing costs were 30.2% lower for the year ended December 31, 2007 at $927 million, as compared with pro forma net financing costs for the year ended December 31, 2006 of $1.3 billion. Net financing costs consist of, among others, interest, foreign exchange and derivative transactions. Net interest expense was essentially flat at $1,262 million in 2007 as compared to pro forma net interest expense of $1,254 million in 2006. Interest charges were higher in 2007 due to higher base euro interest rates. In 2006, the Company took a one-time charge in connection with the reimbursement of the Arcelor Convertible bonds (OCEANEs). Other financing charges, including derivative transactions, for the year ended December 31, 2007 were lower, primarily due to increases in mark-to-market gains on financial instruments.

Income Tax

ArcelorMittal recorded a consolidated tax expense of $3,038 million for the year ended December 31, 2007 as compared to pro forma income tax expense of $1,667 million for the year ended December 31, 2006. The effective tax rate increased to 20.4% for the year ended December 31, 2007, as compared to pro forma effective tax rate of 15.0% for the year ended December 31, 2006, on income before taxes and pro forma income before taxes of $14,888 million and $11,148 million, respectively. The increase in effective tax rate is mainly due to higher income in higher-tax jurisdictions in 2007. The increase also reflects 2006 base effect the 2006 effective tax rate was decreased due to the approval of the Mexican federal court of a petition to utilize a $668 million loss against operating income at ArcelorMittal Lázaro Cárdenas. Since the loss was incurred in 2004 and was denominated in Mexican Pesos, fluctuations in currency exchange rates along with annual inflationary adjustments resulted in an increase in the U.S. dollar equivalent value of the loss from $668 million to $729 million. Accordingly, a deferred tax asset of $211 million was recognized in 2006. In 2007, there was no such item.

For additional information related to ArcelorMittal’s income taxes, see Note 19 to the ArcelorMittal Consolidated Financial Statements.

Minority Interest

Minority interest in income of subsidiaries was $1,482 million for the year ended December 31, 2007, as compared with pro forma minority interest of $1,487 million for the year ended December 31, 2006. This was the result of offsetting factors. First, minority interests were reduced by the buyout of the minority shareholders in ArcelorMittal Brasil (minority interest in ArcelorMittal Brasil amounted to $246 million for the five month-period ended May 31, 2007), and the merger of ArcelorMittal and Arcelor in which Arcelor minority shareholders received ArcelorMittal shares (minority interest in Arcelor amounted $308 million for the ten month-period ended October 31, 2007). These reductions were nearly offset by increased income in various subsidiaries with minority shareholders, principally ArcelorMittal South Africa, ArcelorMittal Ostrava, ArcelorMittal Kryviy Rih, ArcelorMittal Annaba, ArcelorMittal Poland, ArcelorMittal Inox Brasil and Acindar,as well as Arcelor prior to completion of the merger.

Net Income attributable to equity holders of the parent

ArcelorMittal’s net income attributable to equity holders of the parent for the year ended December 31, 2007 increased to $10,368 million from $7,994 million for pro forma net income attributable to equity holders of the parent for the year ended December 31, 2006, for the reasons discussed above.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

The following discussion and analysis relates to the results of operations of Mittal Steel, a predecessor company of ArcelorMittal, which consolidated the results of Arcelor as from August 1, 2006.

Acquisitions and Divestments

The following acquisitions had a significant effect on results of operations during the period:

•	the acquisition of Arcelor, whose results of operations were included in the consolidated results of operations from August 1, 2006;

•	the acquisition of ArcelorMittal Kryviy Rih, whose results of operations were included in the consolidated results of operations from November 26, 2005; and

•	the acquisition of Mittal Steel USA ISG Inc., a predecessor of ArcelorMittal USA whose results of operations were included in the consolidated results of operations from April 15, 2005.

The following discussion and analysis distinguishes between ArcelorMittal’s consolidated results of operations including and excluding the effect of these significant acquisitions.

The results of operations of the former subsidiaries of Stelco acquired by Mittal Canada are included in ArcelorMittal’s consolidated results of operations from February 1, 2006.

Impact of Changes to Segment Composition

Following the redefinition of the operating responsibilities of all members of the Group Management Board on April 21, 2008, which resulted in changes to the composition of the Company’s reportable segments, the information presented herein reflects the retrospectively adjusted segments and retrospective adjustments to the business segmentation section of Note 24 to the ArcelorMittal Consolidated Financial Statements. The primary changes to the composition of the operating segments may be summarized as:

Flat Carbon Americas: The flat carbon steel operations of Mittal Canada and the pipes and tubes operations of the former Dofasco Tubular Products have been reclassified to the Long Carbon Americas and Europe segment.

Flat Carbon Europe: The flat carbon operations of ArcelorMittal Annaba and ArcelorMittal Skopje, previously reported in the AACIS segment, have been reclassified to the Flat Carbon Europe segment. In addition, the entire operations of ArcelorMittal Galati are now reported within the Flat Carbon Europe segment. The Paul Wurth business has been transferred to the AACIS segment.

Long Carbon Americas and Europe: The Long Carbon Americas and Europe segment includes the long carbon operations of ArcelorMittal Annaba, the operations of Sonasid and ArcelorMittal Zenica, and the global pipes and tubes business of ArcelorMittal Tubular Products, all of which were previously reported in the AACIS segment, along with the Mittal Canada flat carbon operations previously reported in the Flat Carbon Americas segment. The Wire Drawing businesses have been reclassified to the Steel Solutions and Services segment.

AACIS: The AACIS segment includes the Paul Wurth business previously reported in Flat Carbon Europe. The AACIS segment no longer includes the operations of ArcelorMittal Annaba, Sonasid, ArcelorMittal Zenica, and the pipes and tubes businesses of ArcelorMittal Tubular Products, which have been transferred to the respective segments as discussed above.

Steel Solutions and Services: The results of the Steel Solutions and Services segment include those of the Wire Drawing business, which has been transferred to the Steel Solutions and Services segment from the Long Carbon Americas and Europe segment.

Summary table of movements

Entity	As previously reported	As adjusted
Dofasco Tubular Products	Flat Carbon Americas	Long Carbon Americas and Europe
Mittal Canada	Flat Carbon Americas	Long Carbon Americas and Europe
Wire Drawing	Long Carbon Americas and Europe	Steel Solutions and Services
ArcelorMittal Annaba (flat carbon)	AACIS	Flat Carbon Europe
ArcelorMittal Annaba (long carbon)	AACIS	Long Carbon Americas and Europe
Sonasid	AACIS	Long Carbon Americas and Europe
ArcelorMittal Skopje	AACIS	Flat Carbon Europe
ArcelorMittal Zenica	AACIS	Long Carbon Americas and Europe
ArcelorMittal Tubular Products	AACIS	Long Carbon Americas and Europe

Sales, Steel Shipments and Average Steel Selling Prices

The following table provides a summary of sales at ArcelorMittal by operating segment for the year ended December 31, 2006 as compared to the year ended December 31, 2005:

	Sales for the Year ended December 31(1)		Changes in
Segment(2)	2005	2006(5)	Sales	Steel Shipments	Average Steel Selling Price
	(in $ millions)	(in $ millions)	(%)	(%)	(%)
Flat Carbon Americas	10,876	16,887	55.3	49.7	5.5
Flat Carbon Europe	4,263	14,987	251.6	150.2	26.9
Long Carbon Americas and Europe	8,914	15,441	73.2	72.9	6.2
AACIS	8,026	11,674	45.5	61.8	(9.4)
Stainless Steel(3)	—	3,261	—	—	—
Steel Solutions and Services(4)	424	5,781	1,263.4	1,896.8	(21.9)

(1)	Amounts are prior to inter-company eliminations and include non-steel sales.
(2)	Includes results of operations of Mittal Steel USA ISG Inc. from April 15, 2005, ArcelorMittal Kryviy Rih from November 26, 2005 and Arcelor from August 1, 2006.
(3)	The majority of the results of the Stainless Steel segments correspond to the operations of Arcelor, whose results are included from August 1, 2006. Consequently, there are no comparable business operations for the Stainless Steel segment for 2005.
(4)	The results of the Steel Solutions and Services segment include those of ArcelorMittal Wire Solutions, as well as the operations of Arcelor, whose results are included from August 1, 2006.
(5)	As required by IFRS, the 2006 information has been adjusted retrospectively for the finalization of the allocation of purchase price of Arcelor (see Note 3 to the ArcelorMittal Consolidated Financial Statements).

The following table provides a summary of sales at ArcelorMittal by operating segment for the year ended December 31, 2006 as compared to the year ended December 31, 2005, excluding the results of operations of Arcelor, Mittal Steel USA ISG Inc. and ArcelorMittal Kryviy Rih:

	Sales for the Year ended December 31(1)		Changes in
Segments	2005	2006	Sales	Steel Shipments	Average Steel Selling Price
	(in $ millions)	(in $ millions)	(%)	(%)	(%)
Flat Carbon Americas	4,975	4,661	(6.3)	0.9	5.8
Flat Carbon Europe	4,263	4,819	13	2.9	6.5
Long Carbon Americas and Europe	8,480	10,001	17.9	18.5	5.4
AACIS	7,859	8,810	12.1	(1.3)	7.8
Stainless Steel(2)	—	—	—	—	—
Steel Solutions and Services	424	425	0.2	10.2	(5.7)

(1)	Amounts are prior to inter-company eliminations and include non-steel sales.
(2)	The results of the Stainless Steel segment correspond solely to the operations of Arcelor, whose results are included from August 1, 2006. Consequently, there are no comparable business operations for the Stainless Steel segment for 2005.

ArcelorMittal’s sales more than doubled to $58.9 billion for the year ended December 31, 2006 from $28.1 billion for the year ended December 31, 2005, primarily due to the inclusion of Arcelor, Mittal Steel USA ISG Inc. and ArcelorMittal Kryviy Rih. Excluding the effects of these acquisitions, ArcelorMittal’s sales increased 8.1% to $23.4billion for the year ended December 31, 2006 from $21.6 billion for the year ended December 31, 2005. This increase was a result of increases in both shipments and average steel selling prices.

ArcelorMittal’s steel shipments nearly doubled to 78.9 million tonnes for the year ended December 31, 2006 from 44.6 million tonnes for the year ended December 31, 2005, primarily due to the inclusion of Arcelor, Mittal Steel USA ISG Inc. and ArcelorMittal Kryviy Rih. Excluding the effects of these acquisitions, steel shipments increased 6.3% to 37.5 million tonnes for the year ended December 31, 2006 from 35.3 million tonnes for the year ended December 31, 2005. Market demand for our products remained strong in the Long Carbon Americas and Europe and Steel Solutions and Services segments, stable in Flat Carbon Americas and Flat Carbon Europe and weak in AACIS where shipments decreased by 1.3% due to the weak market environment.

Average steel selling price increased 14.1% for the year ended December 31, 2006 as compared to the year ended December 31, 2005. Excluding the effects of the acquisitions of Arcelor, Mittal Steel USA ISG Inc. and ArcelorMittal Kryviy Rih, average steel selling price increased 6.3% for the year ended December 31, 2006 as compared to the year ended December 31, 2005. Average steel selling prices were higher in all segments except Steel Solutions and Services where average steel selling prices declined 5.7%.

Flat Carbon Americas

Dofasco’s pipes and tubes businesses and Mittal Canada flat have been transferred to Long Carbon Americas and Europe.

Sales in the Flat Carbon Americas segment increased 55.3% to $16.9 billion for the year ended December 31, 2006 from $10.9 billion for the year ended December 31, 2005, primarily due to the inclusion of Arcelor and Mittal Steel USA ISG Inc. Excluding the effects of these acquisitions, sales decreased 6.3% to $4.7 billion for the year ended December 31, 2006 from $5.0 billion for the year ended December 31, 2005. The decrease was primarily due to lower non-steel revenues.

Total steel shipments in the Flat Carbon Americas segment increased 49.7% to 23.3 million tonnes for the year ended December 31, 2006 from 15.5 million tonnes for the year ended December 31, 2005, primarily due to the acquisitions of Arcelor and Mittal Steel USA ISG Inc. Excluding the effects of these acquisitions, steel shipments marginally increased by 0.9% to 7.3 million tonnes for the year ended December 31, 2006 as compared to 7.3 million tonnes for the year ended December 31, 2005.

Average steel selling price in the Flat Carbon Americas segment increased 5.5% for the year ended December 31, 2006, as compared with the year ended December 31, 2005, primarily due to the acquisitions of Arcelor and ArcelorMittal USA ISG Inc with higher average steel selling prices. Excluding the effects of these acquisitions, average steel selling price for the year ended December 31, 2006 were higher by 5.8% as compared with the year ended December 31, 2005.

Flat Carbon Europe

Sales in the Flat Carbon Europe segment more than tripled to $15 billion for the year ended December 31, 2006 from $4.3 billion for the year ended December 31, 2005, primarily due to the inclusion of Arcelor. Excluding the effects of this acquisition, sales increased 13% to $4.8 billion for the year ended December 31, 2006 from $4.3 billion for the year ended December 31, 2005. This increase was primarily due to a 6.5% increase in average steel selling price and 2.9% increase in total steel shipments as the demand for our products was strong in central and Eastern Europe.

Total steel shipments in the Flat Carbon Europe segment increased 150.2% to 18.4 million tonnes for the year ended December 31, 2006 from 7.4 million tonnes for the year ended December 31, 2005, primarily due to the inclusion of Arcelor. Excluding the effects of this acquisition, steel shipments increased 2.9% to 7.6 million tonnes for the year ended December 31, 2006 from 7.4 million tonnes for the year ended December 31, 2005. This increase was a result of generally stronger demand for our products in central and Eastern Europe.

Average steel selling prices in the Flat Carbon Europe segment increased 26.9% for the year ended December 31, 2006, as compared with the year ended December 31, 2005, primarily due to the inclusion of Arcelor. Excluding the effects of this acquisition, average selling price increased 6.5% from 2005 to 2006. This increase was primarily due to the ability to pass along to customers certain increases in the input costs and improved market environment for our products.

Long Carbon Americas and Europe

Sales in the Long Carbon Americas and Europe segment nearly doubled to $15.4 billion for the year ended December 31, 2006 from $8.9 billion for the year ended December 31, 2005, primarily due to the acquisitions of Arcelor and Mittal Steel USA ISG Inc. Excluding the effects of these acquisitions, sales increased 17.9% to $10.0 billion for the year ended December 31, 2006, from $8.5 billion for the year ended December 31, 2005. This increase was primarily due to a 18.5% increase in shipments and a 5.4% increase in average steel selling prices.

Total steel shipments in the Long Carbon Americas and Europe segment increased 72.9% to 20.0 million tonnes for the year ended December 31, 2006 from 11.6 million tonnes for the year ended December 31, 2005, primarily due to the acquisitions of Arcelor and Mittal Steel USA ISG Inc. Excluding the effects of these acquisitions, shipments increased 18.5% to 13.1 million tonnes for the year ended December 31, 2006 from 11.0 million tonnes for the year ended December 31, 2005. This increase was primarily due to an improved market demand for our products.

Average steel selling price in the Long Carbon Americas and Europe segment increased 6.2% for the year ended December 31, 2006 as compared to the year ended December 31, 2005, primarily due to the acquisitions of Arcelor and Mittal Steel USA ISG Inc. Excluding the effects of these acquisitions, average steel selling price increased 5.4% from 2005 to 2006. This increase was primarily due to a strong demand, especially from the construction industry, and the ability to pass along increased scrap prices to customers.

AACIS

Sales in the AACIS segment increased 45.5% to $11.7 billion for the year ended December 31, 2006 from $8.0 billion for the year ended December 31, 2005, primarily as a result of the inclusion of Arcelor and ArcelorMittal Kryviy Rih. Excluding the effects of these acquisitions, sales increased 12.1% to $8.8 million for the year ended December 31, 2006 as compared with $7.9 billion for the year ended December 31, 2005. This increase was primarily due to a 7.8% increase in average steel selling prices, offset by a 1.3% decline in shipments.

Total steel shipments in the AACIS segment increased 61.8% to 15.9 million tonnes for the year ended December 31, 2006 from 9.8 million tonnes for the year ended December 31, 2005, primarily due to the inclusion of Arcelor and ArcelorMittal Kryviy Rih. Excluding the effects of these acquisitions, steel shipments decreased 1.3% to 9.3 million tonnes for the year ended December 31, 2006 from 9.4 million tonnes for the year ended December 31, 2005.

Average steel selling price in the AACIS segment decreased 9.4% for the year ended December 31, 2006 as compared to the year ended December 31, 2005, primarily due to the inclusion of Arcelor and ArcelorMittal Kryviy Rih, the latter of which had lower average selling prices, being primarily an exports-based business. Excluding the effects of these acquisitions, average steel selling price increased 7.8% for the year ended December 31, 2006 as compared to the year ended December 31, 2005. This increase was primarily due to a strong market environment for our products in the CIS, Middle East and African countries, itself reflecting increased activity in the construction and infrastructure sectors, which was offset in part by a price decrease for flat products as a result of Chinese steel producers satisfying their local demand and consequently turning China into a net steel exporter in 2006.

Stainless Steel

The results of the Stainless Steel segment correspond solely to the operations of Arcelor, whose results are included from August 1, 2006. In the Stainless Steel segment, sales were $3.3 billion and shipments were 0.9 million tonnes for the year ended December 31, 2006.

Steel Solutions and Services

Sales in the Steel Solutions and Services segment increased to $5.8 billion for the year ended December 31, 2006, as compared with $424 million for the year ended December 31, 2005, primarily as a result of the inclusion of Arcelor and Mittal Steel USA ISG Inc. Excluding the effects of these acquisitions sales remained flat at $0.4 billion for the year ended December 31, 2006, as compared with the year ended December 31, 2005.

Total steel shipments in the Steel Solutions and Services segment increased to 6.3 million tonnes for the year ended December 31, 2006 from 313,000 tonnes for the year ended December 31, 2005, primarily due to the inclusion of Arcelor and Mittal Steel USA ISG Inc. Excluding the effects of these acquisitions, steel shipments increased 10.2% to 345,000 tonnes for the year ended December 31, 2006 from 313,000 tonnes for the year ended December 31, 2005.

Average steel selling price in the Steel Solutions and Services segment decreased 21.9% for the year ended December 31, 2006 as compared to the year ended December 31, 2005.

Operating Income

The following table provides a summary of the operating income and operating margin of ArcelorMittal for the year ended December 31, 2006, as compared with the year ended December 31, 2005:

	Operating Income Year ended December 31,		Operating Margin
Segments(2)	2005	2006(1)	2005	2006(1)
	(in $ millions)	(in $ millions)	(%)	(%)
Flat Carbon Americas	1,257	1,891	12	11
Flat Carbon Europe	384	1,010	9	7
Long Carbon Americas and Europe	794	2,090	9	14
AACIS	2,174	2,296	27	20
Stainless Steel(3)	—	353	—	11
Steel Solutions and Services (4)	23	188	5	3

(1)	As required by IFRS, the 2006 information has been adjusted retrospectively for the finalization of the allocation of purchase price of Arcelor (see Note 3 to the ArcelorMittal Consolidated Financial Statements).
(2)	Includes results of operations of Mittal Steel USA ISG Inc. from April 15, 2005, ArcelorMittal Kryviy Rih from November 26, 2005 and Arcelor from August 1, 2006.
(3)	The results of the Stainless Steel segment correspond solely to the operations of Arcelor, whose results are included from August 1, 2006. Consequently, there are no comparable business operations for the Stainless Steel segment for 2005.
(4)	The results of the Steel Solutions and Services segment include those of ArcelorMittal Wire Solutions, as well as the operations of Arcelor, whose results are included from August 1, 2006.

The following table provides a summary of the operating income and operating margin of ArcelorMittal for the year ended December 31, 2006, as compared with the year ended December 31, 2005, excluding results of operations of Arcelor, Mittal Steel USA ISG Inc. and ArcelorMittal Kryviy Rih:

	Operating Income Year ended December 31,		Operating Margin
Segments	2005	2006	2005	2006
	(in $ millions)	(in $ millions)	(%)	(%)
Flat Carbon Americas	837	625	17	13
Flat Carbon Europe	384	537	9	11
Long Carbon Americas and Europe	777	1,361	9	14
AACIS	2,172	1,589	28	18
Stainless Steel(1)	—	—	—	—
Steel Solutions and Services	23	14	5	3

(1)	The results of the Stainless Steel segment correspond solely to the operations of Arcelor, whose results are included from August 1, 2006. Consequently, there are no comparable business operations for the Stainless Steel segment for 2005 and 2006.

Flat Carbon Americas

Operating income for the year ended December 31, 2006 for the Flat Carbon Americas segment increased 50% to $1.9 billion as compared with $1.3 billion for the year ended December 31, 2005. Excluding the effects of the acquisitions of Arcelor and Mittal Steel USA ISG Inc., operating income decreased 25% to $0.6 billion for the year ended December 31, 2006, as compared with $0.8 billion for the year ended December 31, 2005. This decrease in operating income was primarily the result of higher costs of raw materials; particularly iron ore, alloys, coke and scrap, as well as planned stoppages at various U.S. plants in order to address in part excess inventory as at December 31, 2006.

Flat Carbon Europe

Operating income for the year ended December 31, 2006 for the Flat Carbon Europe segment nearly tripled to $1.0 billion as compared with $384 million for the year ended December 31, 2005. Excluding the effects of the acquisition of Arcelor, operating income increased 40% to $537 million for the year ended December 31, 2006 as compared with $384 million for the year ended December 31, 2005. The increase was primarily due to higher average steel selling prices and steel shipments, offset in part by increased input costs, namely iron ore and scrap.

Long Carbon Americas and Europe

Operating income for the year ended December 31, 2006 for the Long Carbon America and Europe segment increased 163% to $2.1 billion, as compared with $0.8 billion for the year ended December 31, 2005. Excluding the effects of the acquisitions of Arcelor and Mittal Steel USA ISG Inc., operating income increased 75% to $1.4 billion for the year ended December 31 from $0.8 billion for the year ended December 31, 2005. The increase in operating income was primarily the result of increased average steel selling prices and increased shipment volumes which were offset in part by increased input costs, particularly iron ore and scrap.

AACIS

Operating income for the year ended December 31, 2006 for the AACIS segment increased 6% to $2.3 billion, as compared with $2.2 billion for the year ended December 31, 2005. Excluding the effects of the acquisitions of Arcelor and ArcelorMittal Kryviy Rih, operating income decreased to $1.6 billion for the year ended December 31, 2006, as compared with $2.2 billion for the year ended December 31, 2005. This 27% decrease in operating income was primarily due to steep increases in the costs of raw materials, in particular iron ore, alloys, coke and scrap as well as increases in wages and lower shipment volumes at ArcelorMittal Temirtau due to operational problems, partly offset by higher selling prices.

Stainless Steel

Operating income for the year ended December 31, 2006 for the Stainless Steel segment was $353 million.

Steel Solutions and Services

Operating income for the year ended December 31, 2006 for the Steel Solutions and Services segment increased to $188 million, as compared with $23 million for the year ended December 31, 2005. Excluding the effects of the acquisitions of Arcelor and Mittal Steel USA ISG Inc., operating income decreased to $14 million for the year ended December 31, 2006, as compared with $23 million for the year ended December 31, 2005.

Financing Costs

Net financing costs were 85% higher for the year ended December 31, 2006, at $654 million, as compared with $353 million for the year ended December 31, 2005. Interest expense increased primarily due to the inclusion of Arcelor and financing for Arcelor as well as a non-cash charge of $367 million relating to the 2017 convertible bonds (the “OCEANEs”). As of March 14, 2006, Arcelor irrevocably waived its cash settlement option included in the OCEANEs. Consequently, a net financing cost of $367 million (approximately €296 million) was accounted for in accordance with the last fair valuation of the conversion option. These increases were partly offset by a gain of $450 million resulting from the unwinding of a currency hedge entered into in connection with Arcelor’s financing of its acquisition of Dofasco, due to the weakening of the Canadian dollar against the Euro.

Income Tax

ArcelorMittal recorded a consolidated current tax expense of $1,267 million for the year ended December 31, 2006 as compared to $663 million for the year ended December 31, 2005. It recorded a consolidated deferred tax benefit of $145 million for the year ended December 31, 2006, as compared to an expense of $218 million for the year ended December 31, 2005. The effective tax rate decreased to 15.5% for the year ended December 31, 2006, as compared to 18.8% for the year ended December 31, 2005, on income before taxes of $7,228 million and $4,676 million, respectively.

Several factors contributed to movements of the effective tax rate. The increase in change in measurement of deferred tax assets primarily caused by the recognition of deferred tax assets related to tax carry-forwards attributable to our French operating subsidiaries decreased the effective tax rate. Further decrease was caused by the favorable impact of foreign currency translations resulting from the depreciation of the U.S. dollar against local currencies. A tax deduction related to governmental incentives granted to one of our operating subsidiaries in Brazil, along with tax credits related to capital gains reinvested in fixed assets and research and development in our Spanish operating subsidiaries, have also contributed to this decrease.

ArcelorMittal Temirtau and the Government of Kazakhstan signed an agreement that fixed its corporate income tax payments for the years 2005 through 2009. Under this agreement, ArcelorMittal Temirtau is entitled to lower taxes based on certain capital expenditure programs. As of December 31, 2006, ArcelorMittal Temirtau had carried out the required capital investments.

At ArcelorMittal Lázaro Cárdenas, the Mexican federal court approved a petition in 2006 to utilize a $668 million loss against operating income. Since the loss was incurred in 2004 and it was denominated in Mexican pesos, fluctuations in currency exchange rates, along with annual inflationary adjustments, resulted in an increase in the U.S. dollar equivalent value of the loss from $668 million to $729 million. Accordingly, a deferred tax asset of $211 million was recognized in 2006.

For additional information related to ArcelorMittal’s income taxes see Note 19 to the ArcelorMittal Consolidated Financial Statements.

Minority Interest

Minority interest in income of subsidiaries was $859 million for the year ended December 31, 2006, as compared with $494 million for the year ended December 31, 2005. Higher minority interest is a function of higher income for the year ended December 31, 2006, as compared with the year ended December 31, 2005. This primarily consisted of the shares of minority shareholders in the net income of Arcelor, ArcelorMittal South Africa, ArcelorMittal Ostrava, ArcelorMittal Kryviy Rih, ArcelorMittal Annaba and ArcelorMittal Poland.

Net Income attributable to equity holders of the parent

ArcelorMittal’s net income attributable to equity holders of the parent for the year ended December 31, 2006 increased to $5,247 million from $3,301 million for the year ended December 31, 2005, for the reasons discussed above.

B. Liquidity and Capital Resources

ArcelorMittal’s principal sources of liquidity are cash generated from its operations, its credit lines at the corporate level and various working capital credit lines at its operating subsidiaries.

In management’s opinion, ArcelorMittal’s financing facilities are adequate for its present requirements. Because ArcelorMittal is a holding company, it is dependent upon the earnings and cash flows of, and dividends and distributions from, its operating subsidiaries to pay expenses and meet its debt service obligations. Some of these operating subsidiaries have debt outstanding or are subject to acquisition agreements that impose restrictions or prohibitions on such operating subsidiaries’ ability to pay dividends.

As of December 31, 2007, ArcelorMittal’s cash and cash equivalents, restricted cash and short-term investments amounted to $8.1 billion, as compared to $6.1 billion as of December 31, 2006. In addition, ArcelorMittal, including its operating subsidiaries, had available borrowing capacity under its various credit lines, of $8.6 billion as of December 31, 2007, as compared to $9.0 billion as of December 31, 2006.

As of December 31, 2007, ArcelorMittal’s total debt, which includes long-term debt, short-term debt and borrowings under working capital facilities, was $30.6 billion as compared to $26.6 billion as of December 31, 2006. Most of the external debt is borrowed on an unsecured basis by the parent company or its fully owned subsidiary ArcelorMittal Finance , whose debt is fully guaranteed by the parent. As of December 31, 2007, ArcelorMittal’s external debt bore interest at varying levels based on a combination of fixed and variable interest rates. In addition, some of the debt of ArcelorMittal’s operating subsidiaries is secured by liens on specified assets of the relevant subsidiary. Under some of the loan agreements and bonds outstanding, ArcelorMittal and its operating subsidiaries are required to comply with certain financial covenants. As of December 31, 2007, ArcelorMittal and its operating subsidiaries were in compliance with all such covenants.

As of December 31, 2007, ArcelorMittal had guaranteed approximately $1.0 billion of debt of its operating subsidiaries (excluding ArcelorMittal Finance debt as of December 31, 2007, the majority of which is guaranteed). ArcelorMittal’s debt facilities and its guarantees have provisions whereby a default by any borrower within the ArcelorMittal group could, under certain circumstances, lead to defaults under other ArcelorMittal credit facilities. Any possible invocation of these cross default clauses could cause some or all of the other guaranteed debt to accelerate, creating severe liquidity pressures.

A description of certain of the basic terms of our outstanding long-term debt as of December 31, 2007 is set forth in Note 14 to the ArcelorMittal Consolidated Financial Statements.

The following table summarizes the ArcelorMittal’s credit facilities as of the dates indicated:

	Limit		Utilization		Availability
	As of December 31, 2007	As of December 31, 2006	As of December 31, 2007	As of December 31, 2006	As of December 31, 2007	As of December 31, 2006
	(in $ millions)		(in $ millions)		(in $ millions)
Credit Facilities	12,307	9,787	3,750	875	8,557	8,912

Financings

On April 7, 2005, the Company and certain subsidiaries signed a five-year $3.2 billion credit facility (consisting of a $1.7 billion term loan and a $1.5 billion revolving credit facility) with a consortium of banks. The credit agreement was amended in February 2007 to align it with the terms of the €17 billion credit facility (discussed below). The outstanding amount under this facility at December 31, 2007 was $2.7 billion.

On December 30, 2005, the Company entered into a multi-currency revolving letter of credit facility in an aggregate amount equal to $800 million with a consortium of lenders. This facility is used by the Company and its subsidiaries for the issuance of letters of credit and financial guarantees. The terms of the letter of credit and financial guarantees contain certain restrictions as to duration.

On November 30, 2006, the Company entered into a €17 billion credit agreement (which is comprised of a €12 billion term loan facility and a €5 billion revolving credit facility) with a group of lenders to refinance indebtedness that Mittal Steel had incurred to finance its acquisition of Arcelor, along with Arcelor’s principal long-term debt facilties (a €4 billion term loan facility and €3 billion revolving credit facility). All of these refinanced facilities were repaid and cancelled in December 2006. The €12 billion term loan facility started its repayments as foreseen in the agreement and on November 30, 2007, an equivalent amount of €2.4 billion was repaid. The €5 billion revolving credit facility remains available and was used from time in 2007. At December 31, 2007, $2.2 billion had been drawn under the €5 billion revolving credit facility. On October 30, 2007, the maturity of the €5 billion revolving credit facility was extended in agreement with the lenders for one additional year, to November 30, 2012. The outstanding amount under the €17 billion credit facility at December 31, 2007 was $16.357 billion.

On December 10, 2007, ArcelorMittal transferred a substantial portion (more than 95%) of its debt to ArcelorMittal Finance (formerly named Arcelor Finance), a Luxembourg governed corporate partnership limited by shares (société en commandite par actions), which has become the principal borrowing vehicle of the ArcelorMittal Group. All of the outstanding debt of ArcelorMittal Finance is now and will continue to be fully and unconditionally guaranteed by ArcelorMittal.

On June 15, 2007, the Company signed an eight-year $100 million loan agreement with the European Bank for Reconstruction and Development for on-lending to ArcelorMittal Temirtau. The proceeds of the loan will be used for modernization projects to improve safety measures in ArcelorMittal Temirtau’s coal mines. The loan bears interest based on LIBOR plus a margin.

On June 29, June 30, 2007 and December 13, 2007, ArcelorMittal Finance entered into bilateral credit facilities totaling €1.5 billion. These bilateral lines of credit have remained unutilized and are fully available to ArcelorMittal. Their proceeds may be used for general corporate purposes.

On July 24, 2007, a Belgian subsidiary of ArcelorMittal signed a €500 million five-year loan agreement which bears interest based on EURIBOR plus a margin, the proceeds of which may be used by other entities within ArcelorMittal.

In late 2007 and early 2008 , Standard & Poor’s Ratings Services raised its long-term corporate credit rating for ArcelorMittal to “BBB+” from “BBB” with a stable outlook; Fitch Ratings affirmed its rating of ArcelorMittal at “BBB” and revised its long-term Issuer Default Rating (IDR) outlook to Positive from Stable; and Moody’s Investors Service upgraded its rating of ArcelorMittal from Baa3 to Baa2.

Earnings distributions

On September 27, 2006, ArcelorMittal announced that its Board of Directors had agreed upon a dividend and cash distribution policy. The policy aims to return each year to shareholders 30% of ArcelorMittal’s annual net income for the prior year through an annual base dividend, supplemented by share buy-backs. ArcelorMittal’s Board of Directors proposed an annual base dividend of $1.30 per share. This base dividend was designed to provide a minimum payout per year and would rise in order to reflect ArcelorMittal’s underlying growth. Payment of this dividend was made on a quarterly basis. In addition to this cash dividend, ArcelorMittal’s Board of Directors approved a share buy-back program tailored to achieve the 30% distribution pay-out commitment.

A dividend of $0.325 per share was paid in each quarter of 2007.

On April 2, 2007, Mittal Steel (a predecessor of ArcelorMittal) announced the commencement of a share buy-back program to repurchase up to a maximum aggregate amount of $590 million of its class A common shares. This share buy-back program was completed on September 4, 2007. Mittal Steel and ArcelorMittal, as its successor, purchased an aggregate of 9.5 million Mittal Steel class A common shares and ArcelorMittal shares under this program.

On November 14, 2007, ArcelorMittal’s Board of Directors announced that it had recommended increasing the Company’s base dividend from $1.30 to $1.50. This change to the Company’s dividend policy reconfirms ArcelorMittal’s commitment to return 30% of net income to shareholders through an annual base dividend, supplemented by additional share buy-backs. Based on announced annual net earnings for the twelve months ended December 31, 2007 of $10.4 billion, ArcelorMittal will return a total of $3.1 billion to shareholders in 2008 by paying a cash dividend of approximately $2.1 billion and by implementing a $1.0 billion share buy-back program. This distribution policy was implemented as of January 1, 2008.

On February 13, 2008, ArcelorMittal announced its intention to initiate a $1 billion share buy-back program as part of its distribution policy. On February 22, 2008, with the acquisition of 14.6 million shares from Carlo Tassara International, an entity controlled by the Zygmunt Lubicz-Zaleski Foundation, ArcelorMittal announced the completion of this program.

On March 17, 2008, an interim dividend of $0.375 cents per share was paid. Quarterly dividends are scheduled to be paid on June 16, 2008, September 15, 2008 and December 15, 2008.

Additional share buy-back programs

On June 12, 2007, Mittal Steel announced its intention to start a share buy-back program for up to a maximum of 27 million class A common shares, immediately following the completion of the $590 million share buy-back program summarized above. ArcelorMittal launched this buy-back program on September 13, 2007. The program was rolled over into the current ArcelorMittal as a result of the completion of the second step merger and completed on December 13, 2007, for a total outlay of $2.0 billion with an average price of $72.39 per share.

On December 12, 2007, a program to buy back 44 million shares over two years was announced. Purchases under this program began on December 18, 2007. The Company acquired approximately 130,000 shares under this program through the end of 2007, at an outlay of $9 million with an average price of $70.38 per share. As of March 7, 2008, the Company had repurchased an aggregate of 16.4 million shares under the 44 million share buy-back program for a total outlay of $1,115 million at an average price of $67.80 per share. As of March 7, 2008, ArcelorMittal directly and indirectly held an aggregate 58.0 million shares in treasury. This is equivalent to approximately 4.0% of the issued number of shares.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Sources and Uses of Cash

The following table presents a summary of cash flow of ArcelorMittal:

	Summary of Cash flow Year ended December 31,
	2006	2007
	(in $ millions)
Net cash provided by operating activities	$7,122	$16,532
Net cash used in investing activities	(8,576)	(11,909)
Net cash provided by (used in) financing activities	5,445	(3,417)

Net Cash Provided by Operating Activities

For the year ended December 31, 2007, cash flow from operations increased to $16,532 million as compared with $7,122 million for the year ended December 31, 2006, primarily due to higher net income from acquisitions, including the acquisition of Arcelor.

Net Cash Used in Investing Activities

Net cash used in investing activities was $11,909 million, primarily due to the acquisition of net assets of subsidiaries, net of cash and capital expenditures. Acquisition of assets was primarily related to Arcelor. Capital expenditures in 2007 were $5,448 million as compared to $2,935 million in 2006.

ArcelorMittal’s major 2007 capital expenditure projects, among others were: (a) a new coke oven battery at ZKZ Poland; (b) hot strip mill expansion at ArcelorMittal Brasil; (c) various improvements, including coke oven battery and sinter plant upgrades, at ArcelorMittal Kryviy Rih; (d) two new DR Kilns at ArcelorMittal South Africa; (e) a new integrated steel mill complex consisting of coke oven battery, blast furnace, basic oxygen furnace, power plant and auxiliary facilities in Bosnia; (f) ArcelorMittal Vega’s expansion plan, and (g) a new steel service center in Krakow, Poland.

The Company expects its capital expenditures to increase in 2008 to approximately $7.0 billion. Approximately half of this figure will be used for non-growth investment.

ArcelorMittal’s major capital expenditure projects in 2008 include, among others: (a) the restart of the Liège blast furnace; (b) the expansion of iron ore capacity by 2.0 million tonnes in Mexico; and (c) the new 650,000 tonne rolling mill and 780,000 tonne coke batteries in Poland,

Furthermore, ArcelorMittal plans to continue to invest in mining assets in, among others, Liberia, Senegal, Ukraine, Bosnia, Kazakhstan and Canada.

In connection with the acquisition of certain of its operating subsidiaries, ArcelorMittal has made significant capital expenditure commitments and other commitments with various governmental bodies relating to the next few years. As of December 31, 2007, ArcelorMittal and its subsidiaries had capital commitments outstanding of $1.9 billion under privatization and other major contracts.

Net Cash Provided by (Used in) Financing Activities

Net cash used in financing activities was $3,417 million for the year ended December 31, 2007, as compared to net cash provided by financing activities of $5,445 million in 2006. In 2007, the Company repurchased shares for a total consideration of $2.6 billion and paid dividends totaling $2.3 billion. The impact of these payments was partially offset by a net increase in indebtedness.

Equity

Equity attributable to the equity holders of the parent increased to $56,685 million at December 31, 2007 as compared to $42,148 at December 31, 2006.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Sources and Uses of Cash

The following table presents a summary of cash flow of ArcelorMittal:

	Summary of Cash flow Year ended December 31,
	2005	2006
	(in $ millions)
Net cash provided by operating activities	$3,874	$7,122
Net cash used in investing activities	(7,512)	(8,576)
Net cash provided by financing activities	3,349	5,445

Net Cash Provided by Operating Activities

For the year ended December 31, 2006, cash flow from operations increased to $7,122 million as compared with $3,874 million for the year ended December 31, 2005, primarily due to higher net income from acquisitions, including the acquisitions of Arcelor, ArcelorMittal Kryviy Rih and Mittal Steel ISG USA Inc.

Net Cash Used in Investing Activities

Net cash used in investing activities was $8,576 million, primarily due to the acquisition of net assets of subsidiaries, net of cash and capital expenditures. Acquisition of assets was primarily related to Arcelor. Capital expenditures in 2006 were $2,935 million as compared to $1,181 million in 2005. This was due in part to capital expenditures on: (a) a new continuous caster for slab production and hot strip mill, wire rod mill modernization and a new rolling mill at ArcelorMittal Poland; (b) a new blast furnace, continuous caster construction, a heat recovery coke oven and an electrical steel capacity increase at Arcelor Brasil; (c) a new cold rolling and color coating mill at ArcelorMittal Temirtau; (d) a new galvanizing line at ArcelorMittal South Africa; and (e) melt shop upgrades at the Carinox plant in Belgium.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $5,445 million for the year ended December 31, 2006, as compared to $3,349 million in 2005, primarily due to the net addition of loans from banks. The 2005 balance was reduced due to dividend payments to Richmond Investment Holdings Limited, the parent company’s shareholder, which was a condition to Ispat International’s acquisition of LNM Holdings. There were dividend payments to the shareholders of ArcelorMittal as well to the shareholders of ArcelorMittal South Africa.

ArcelorMittal USA Pension Funding

ArcelorMittal USA has made cash contributions to its pension plan of approximately $660 million from 1998 through December 31, 2006 including $61 million during 2006.

For further details concerning ArcelorMittal’s pension plans, please refer to Note 18 to the ArcelorMittal Consolidated Financial Statements.

Equity

Equity attributable to the equity holders of the parent increased to $42,148 million at December 31, 2006.

C. Research and Development, Patents and Licenses

Costs relating to research and development, patents and licenses were not significant as a percentage of sales. Research and development costs expensed in 2006 and 2007 amount to $96 million and $214 million, respectively.

D. Trend Information

All of the statements in this “Trend Information” section are subject to and qualified by the information set forth under the “Cautionary Statement Regarding Forward-Looking Statements”. See also “Item 5A—Operating and Financial Review and Prospects—Key Factors Affecting Results of Operations”.

Outlook

The Company expects first quarter 2008 operating income to be approximately $3.7 billion. Total shipments in the first quarter of 2008 are expected to increase as compared with the fourth quarter of 2007. Flat Carbon Americas performance is expected to benefit from improved steel selling price and volumes. Performance in the Flat Carbon Europe segment is expected to improve primarily due to volume increases. The Long Carbon Americas and Europe and Stainless Steel segment are expected to improve following increases in selling volumes. Performance in the AM3S segment is expected to decrease. The AACIS segment’s performance is expected to decrease due to operating disruptions. The Company expects a depreciation charge of approximately $1.1 billion in 2008, taken on a quarterly basis.

The Company expects to spend approximately $7.0 billion on capital expenditures in 2008. The Company expects an effective annual tax rate of between 20%-25%.

Income Taxes

ArcelorMittal’s combined effective tax rate is expected to increase in future years. The cash outflow in respect of taxes is expected to increase in 2008.

E. Off-Balance Sheet Arrangements

ArcelorMittal has no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F. Tabular Disclosure of Contractual Obligations

ArcelorMittal has various purchase commitments for materials, supplies and items of permanent investment incidental to the ordinary course of business. As of December 31, 2007, ArcelorMittal’s management believes that these commitments are not in excess of current market prices and reflect normal business operations.

ArcelorMittal had outstanding, as of December 31, 2007, various long-term obligations that will become due in 2008 and beyond. These various purchase commitments and long-term obligations will have an effect on ArcelorMittal’s future liquidity and capital resources. The table below shows, by major category of commitment and obligations outstanding as of December 31, 2007, ArcelorMittal’s current estimate of their annual maturities (undiscounted).

(amounts in $ millions)	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Long-Term Debt Obligations—scheduled repayments—Note 14 to the ArcelorMittal Consolidated Financial Statements	$26,956	$4,889	$11,793	$7,206	$3,068
Operating Lease Obligations—Note 22 to the ArcelorMittal Consolidated Financial Statements	574	88	210	105	171
Environment Commitments(1) and asset retirement obligation—Note 20 and Note 23 to the ArcelorMittal Consolidated Financial Statements	1,065	188	204	53	620
Purchase Obligations—Note 22 to the ArcelorMittal Consolidated Financial Statements	30,046	5,302	7,059	4,689	12,996
Funding Contribution to the pension and post-employment plans(2)	799	799	—	—	—
Scheduled interest payments(3)	3,425	1,175	1,798	331	121
Other Long-Term Liabilities	147	—	129	17	1
Acquisition/Investment Commitments—Note 22 to the ArcelorMittal Consolidated Financial Statements	1,907	1,690	215	2	—

Total	64,919	14,131	21,408	12,403	16,977

(1)	ArcelorMittal may be subject to additional environmental liabilities not included in the table above.
(2)	The funding contributions to the pension and post retirement plans are presented for the following year and to the extent known.
(3)	In determining the future interest payments on its variable interest debt ArcelorMittal used the interest rates applicable as of December 31, 2007.

Estimated payments for long-term obligations have been determined by ArcelorMittal based on payment schedules for those long-term obligations where set payments exist. For long-term obligations with no set payment schedules, estimates have been made by ArcelorMittal based on the most likely timing of cash payments based on the facts and circumstances that exist as of December 31, 2007. The actual timing of these future cash flows may differ due to events and circumstances that are out of the direct control of ArcelorMittal. Also included are liabilities related to environmental matters, which are further discussed in Note 23 to the ArcelorMittal Consolidated Financial Statements. For further details on commitments, please refer to Note 22 to the ArcelorMittal Consolidated Financial Statements.

G. Safe Harbor

All information that is not historical in nature and disclosed under “Item 5—Operating and Financial Review and Prospects” is deemed to be a forward-looking statement. See “Cautionary Statement Regarding Forward-Looking Statements”.